                                                Filed Pursuant To Rule 424(b)(4)
                                       Registration Nos. 333-87546 and 333-89804

PROSPECTUS

                               ROBBINS MYERS LOGO

                            2,480,000 COMMON SHARES

                            ------------------------

     We are offering 2,030,000 of our common shares and Randomat International B.V., the selling shareholder, is offering 450,000 of our common shares. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

     Our common shares are listed on the New York Stock Exchange under the symbol "RBN." The last reported sale price of our common shares on the New York Stock Exchange on June 4, 2002 was $24.25 per share.

     THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                        PER SHARE      TOTAL
                                                        ---------   -----------
Public offering price.................................   $23.75     $58,900,000
Underwriting discount and commissions.................     1.32       3,273,600
Proceeds to Robbins & Myers, Inc. ....................    22.43      45,532,900
Proceeds to the selling shareholder...................    22.43      10,093,500

     We have granted the underwriters a 30-day option to purchase up to an additional 372,000 of our common shares on the same terms set forth above to cover over-allotments.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

ROBERT W. BAIRD & CO.                                  MCDONALD INVESTMENTS INC.
JUNE 4, 2002

INSIDE COVER PAGE:

   Focused on Global Growth Markets (major caption for page)

         Business Segment Sales (pie chart):

                  Industrial - 25%
                  Pharmaceutical - 55%
                  Energy - 20%

         Global Sales (pie chart):

                  United States - 46%
                  Europe - 32%
                  Canada & Mexico - 10%
                  South America - 8%
                  Asia - 4%

(Background of page includes portion of world globe, pharmaceutical packages and an offshore drilling platform)

GATEFOLD:

      Business Segments (caption across Gatefold pages 1 and 2)

         Pharmaceutical    Energy    Industrial  (headings to three columns)

     GATEFOLD - PAGE 1:

         Romaco Logo:

         -    Secondary Processing Systems

         -    Dosing & Filling Systems

         -    Printing & Security Equipment

              Picture of processing product
              Picture of in-line printing, security and control system

         Reactor Systems Logo:

         -    Reactor Systems

         -    Glass-Lined Reactors & Vessels

         -    Agitation Systems

         -    Thermal Fluid Systems

         -    Heat Exchangers

              Picture of glass-lined reactor vessels
              Picture of skid-mounted engineered processing system

         GATEFOLD - PAGE 2:

         R&M Energy Systems Logo:

         -    Hydraulic Drilling Power Sections

         -    Down-Hole Pumping Systems

         -    Tubing Wear Prevention Equipment

         -    Wellhead Completion Equipment

         -    Pipeline Closures

              Picture of wellhead equipment with attached down-hole pump Picture of tubing wear solutions products
              Picture of cross section of hydraulic drilling power section

         Moyno Logo:

         -    Progressing Cavity Pumps

         -    Multiphase Fluid Transfer Systems

         -    Solids Reduction Equipment

              Picture of a cross section of progressing cavity pump

         Chemineer Logo:

         -    Turbine Agitators

         -    Static Mixers

         -    High Shear Mixers

         -    Heat Exchangers

              Picture of turbine mixer

         Edlon Logo:

         -    Fluoropolymer-based products

              Picture of fluoropolymer-coated vessel

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Forward-Looking Statements........     i
Prospectus Summary................     1
Risk Factors......................     7
Use of Proceeds...................    11
Price Range of Common Shares and
  Dividend Policy.................    12
Capitalization....................    13
Business..........................    14
Selected Consolidated Financial
  Data............................    23
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......    25

                                    PAGE
                                    ----
Management and Board of
  Directors.......................    37
Description of Common Shares......    39
Ownership of Common Shares by
  Management, the Selling
  Shareholder and Principal
  Shareholders....................    40
Underwriting......................    42
Legal Matters.....................    44
Experts...........................    44
Where You Can Find More
  Information.....................    44
Incorporation of Certain Documents
  by Reference....................    45
Index to Financial Statements.....   F-1

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE SELLING SHAREHOLDER AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON SHARES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS AND THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THAT DOCUMENT.

     As used in this prospectus generally, the terms "Company," "we," "our" or "us" mean Robbins & Myers, Inc. and its direct and indirect subsidiaries (unless the context indicates another meaning). The "selling shareholder" is Randomat International B.V. and the term "common shares" means our common shares, no par value.

     We acquired Romaco N.V. on August 31, 2001. The results of Romaco's operations are not included in our consolidated income statement for the fiscal year ended August 31, 2001. "Pro forma fiscal 2001 sales," as used in this prospectus, assumes that we acquired Romaco at the beginning of fiscal 2001.

     The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The shares should be ready for delivery on or about June 10, 2002 against payment in immediately available funds.

     We have registered the following trademarks that are used in this prospectus: Chemineer(R), Chemineer XPress(R), Edlon(R), FrymaKoruma(R), Glasteel(R), Greerco(R), Hapa(R), Hercules(R), Kenics(R), Laetus(R), Moyno(R), Pfaudler(R), Prochem(R), Siebler(R), TyconTechnoglass(R) and Yale(R). We also own the following trademarks and tradenames that are used in this prospectus:
Pfaudler Pharmaglass PPG, Moyno HS2000 and DT small mixer.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements.

                               PROSPECTUS SUMMARY

     This prospectus summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of this offering and us, we encourage you to read in their entirety this prospectus and the other documents to which we have referred you.

                             ROBBINS & MYERS, INC.

OVERVIEW

     We are a leading designer, manufacturer and marketer of highly engineered, application-critical equipment and systems for the pharmaceutical, energy and industrial markets worldwide. Our principal brand names - Pfaudler, Moyno, Chemineer, Laetus, FrymaKoruma, Siebler, Hapa and Hercules - hold the number one or two market share position in the niche markets they serve. We attribute our success to our close and continuing interaction with customers, our manufacturing, sourcing and application engineering expertise and our ability to serve customers globally. Our pro forma fiscal 2001 sales were approximately $568 million, and no one customer accounted for more than 5% of these sales.

     During the past five years, our strategy has been to increase our focus on higher-growth markets, such as pharmaceutical and energy, and to broaden our international presence. In furtherance of this strategy, on August 31, 2001, we acquired Romaco N.V., a European-based manufacturer of processing, dosing, filling, printing and security equipment for the pharmaceutical and healthcare industries. Our acquisition of Romaco, which had sales of approximately $142 million in our fiscal 2001, expands the breadth of our pharmaceutical capabilities and positions us as a leading supplier of primary and secondary processing equipment to the growing pharmaceutical market. The addition of Romaco also increased our international sales from approximately 45% of our actual fiscal 2001 sales to 54% of our pro forma fiscal 2001 sales. The following charts highlight the change in our sales by business segment over our last five fiscal years:

          FISCAL 1997 SALES                 PRO FORMA FISCAL 2001 SALES
          $385.7 MILLION                           $568.1 MILLION

          [FISCAL 1997 SALES & PRO FORMA FISCAL 2001 SALES PIE CHARTS]

OUR BUSINESS SEGMENTS

     Our business consists of three market-focused segments: pharmaceutical, energy and industrial.

     Pharmaceutical. Our pharmaceutical business segment includes our Reactor Systems and Romaco businesses and is focused primarily on the pharmaceutical and healthcare industries. Our Reactor Systems business designs, manufactures and markets primary processing equipment and has the leading worldwide position in glass-lined reactors and storage vessels. Our Romaco business designs, manufactures and markets secondary processing, dosing, filling, printing and security equipment. Several of our Romaco brands hold the number one or two worldwide position in the niche markets they serve. Major customers of our pharmaceutical segment include Bayer, GlaxoSmithKline, Merck and Pharmacia.

     Energy. Our energy business segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery. Our equipment and systems include hydraulic drilling power sections, down-hole pumps and a broad line of ancillary equipment, such as rod guides, rod and tubing rotators, wellhead systems, pipeline closure products and valves. These products and systems are used at the wellhead and in subsurface drilling and production. Several of our energy products, including hydraulic drilling power sections and down-hole pumps, hold the number one or two worldwide position in their markets. Major customers of our energy segment include Schlumberger, ChevronTexaco and National Oilwell.

     Industrial. Our industrial business segment is comprised of our Moyno, Chemineer and Edlon businesses, which design, manufacture and market products that are used in specialty chemical, wastewater treatment and a variety of other industrial applications. Our Moyno business manufactures pumps that utilize progressing cavity technology to provide fluids-handling solutions for a wide range of applications involving the flow of viscous, abrasive and solid-laden slurries and sludges. Our Chemineer business manufactures high-quality standard and customized fluid-agitation equipment and systems. Our Edlon business manufactures customized fluoropolymer-lined pipe, fittings, vessels and accessories. Our industrial segment has a highly diversified customer base and sells its products to over 3,400 customers worldwide.

OUR BUSINESS STRATEGY

     Focus on Markets with Superior Growth Prospects. We will continue to focus on markets we believe have superior growth prospects, such as the pharmaceutical and energy markets. We believe dynamics in both markets offer us attractive opportunities for growth.

- Pharmaceutical. According to IMS Health Incorporated, a leading provider of pharmaceutical information, the worldwide pharmaceutical market grew approximately 12% in calendar year 2001 to $364.2 billion. We expect the growth in the pharmaceutical and the pharmaceutical equipment markets to be driven by numerous factors, including the accelerating pace of the drug discovery process, the cost advantages of pharmaceuticals over alternative forms of treatment, the aging of the population, the increasing availability of generic drugs due to the expiration of patents, the impact of increasing direct-to-consumer advertising by pharmaceutical manufacturers, the growing demand for nutraceutical products and escalating health care expenditures in emerging markets.

- Energy. Increasing demand for oil and gas, combined with oil and gas reserves depletion, drives the need for increased exploration and recovery efforts. Our growth prospects in the energy market are primarily driven by the trend in the industry to adopt the latest oil and gas technologies, including 3-D seismic analysis, which, in conjunction with directional drilling methods, facilitates recovery of oil and gas from difficult-to-reach formations.

     Drive Organic Growth. We believe that we are well-positioned to grow internally through execution of the following strategies:

- Expand Globally. We believe that multinational corporations will continue to broaden their geographic reach and limit the number of their supply relationships. Additionally, we expect that demand in emerging markets, such as China, the Pacific Rim and South America, will increase for the types of equipment and systems that we design, manufacture and market. Our established worldwide network of local manufacturing, sales, distribution and service facilities enables us to respond to these trends by offering a broad range of equipment and systems, as well as timely, local service.

- Emphasize Solutions-Based Sales. We believe our solutions-based sales capability is one of our most significant competitive strengths. Our sales force collaborates with our application engineers and is able to assist customers in the design, set-up and operation of our processing equipment. This collaborative approach provides us with insight into industry trends, customer preferences and technological advancements. This insight, combined with our broad equipment line and sourcing capabilities, allows us to offer our customers value-added systems. We believe this solutions-based sales approach enables us to sell additional equipment and systems to our broad customer base and further penetrate our target markets.

- Accelerate Introduction of New Products and Product Enhancements. We intend to contribute to the growth of our business by continuing to develop and introduce new products and product enhancements in each of our business segments. We believe that our solutions-based sales approach strengthens our relationships with customers, enabling us to identify and develop new products. We expect our acquisition of Romaco will accelerate our pace of new product development, given the pharmaceutical industry's evolving process efficiency requirements.

- Realize Cross-Selling Opportunities. Our global presence, our broad equipment, systems and services portfolio and our market-focused orientation create significant cross-selling opportunities. For example, our relationships with primary pharmaceutical customers through our Reactor Systems business give us knowledge of new pharmaceutical products that are progressing through the drug production pipeline. This knowledge creates opportunities for us to sell Romaco secondary processing equipment to our Reactor Systems customers.

     Pursue Strategic Acquisitions. We have extensive experience in acquiring and integrating companies, having completed 15 acquisitions since 1992. Our acquisition strategy focuses on opportunities for: industry consolidation within existing markets, specifically the higher-growth pharmaceutical and energy markets; increasing our presence in emerging markets, such as China, the Pacific Rim and South America; and expanding existing product lines.

OUR COMPETITIVE STRENGTHS

     Brand Recognition and Leading Market Positions. Our equipment and systems are marketed under well-known brand names in the pharmaceutical, energy and industrial equipment markets. Our principal brand names that hold the number one or two market share position in the niche markets they serve are Pfaudler, Moyno, Chemineer, Laetus, FrymaKoruma, Siebler, Hapa and Hercules. Purchasers of application-critical equipment and systems place a high premium on product quality and reliability. We believe our strength and reputation in these areas have contributed to our leading market positions.

     Application Engineering Expertise and Solutions-Based Sales
Capability. Our application engineering and systems design expertise provides us with the capability to address the complex systems needs of our customers. This, combined with our solutions-based sales approach, enables us to collaborate with our customers in meeting their process needs. For example, in the pharmaceutical segment, our expertise allows us to design processing systems that improve our customers' yield rates and accelerate production and processing. We believe this value-added expertise creates additional sales opportunities with new and existing customers.

     Direct Customer Interaction. By marketing our equipment, systems and services primarily through our direct sales force, we are able to build on our reputation for customer responsiveness, promote our brand names and create opportunities for new product development. For example, our direct sales interaction with customers has contributed to our Reactor Systems business achieving preferred supplier status with major pharmaceutical companies such as Merck and GlaxoSmithKline.

     International Presence and Experience. We have established manufacturing, sales, distribution and service capabilities in key international markets. By having this network of local facilities, we believe we can better respond to the globalization of our customer base, as well as achieve substantial penetration and recognition in these markets. We maintain manufacturing operations in 16 countries, including less mature markets such as Mexico, Brazil, India and China. Our local presence in these regions helps us to compete more effectively. For example, we have maintained a manufacturing facility and general sales office in China for five years, positioning us to capitalize on growth in this key international market.

     Demonstrated Aftermarket Support. Our network of international facilities allows us to effectively meet the aftermarket requirements of our global customers. We have a large installed equipment base, which drives our aftermarket sales. The aftermarket service and support we provide to our customers, as well as to customers of competitors, is a stable source of higher-margin business. We believe our commitment to aftermarket support reinforces our reputation for dependability with our customers and leads to additional business opportunities. Our acquisition of Romaco further enhances our global aftermarket strength as Romaco is recognized in these markets for providing country-based service engineers who are fluent in the local language and respond promptly to customer needs. Aftermarket sales represented approximately 30% of our pro forma fiscal 2001 sales.

CORPORATE INFORMATION

     Our executive offices are located at 1400 Kettering Tower, Dayton, Ohio 45423, and our telephone number is (937) 222-2610. We maintain our corporate website at www.robbinsmyers.com. Information on our website is not part of this prospectus.

                                  THE OFFERING

Common shares offered by Robbins & Myers,
Inc. ...........................................   2,030,000 shares

Common shares offered by the selling
shareholder.....................................   450,000 shares

Common shares to be outstanding after this
offering........................................   13,940,941 shares

Use of proceeds.................................   We intend to use the net
                                                   proceeds from this offering
                                                   to repay outstanding
                                                   indebtedness under our
                                                   revolving credit facility,
                                                   thereby increasing the amount
                                                   available for borrowing under
                                                   this facility, which we
                                                   intend to use for general
                                                   corporate purposes, including
                                                   the funding of acquisitions.
                                                   We will not receive any of
                                                   the proceeds from the sale of
                                                   shares by the selling
                                                   shareholder.

New York Stock Exchange symbol..................   RBN

Risk factors....................................   See "Risk Factors" beginning
                                                   on page 7 for a discussion of
                                                   factors you should consider
                                                   carefully before deciding to
                                                   buy our common shares.

     The number of common shares outstanding after this offering is based on the actual number of shares outstanding as of May 31, 2002 and excludes as of that date:

- 879,301 common shares issuable upon exercise of outstanding options at a weighted average exercise price of $24.58 per share;

- 778,033 common shares available for future award under our employee and director stock and stock option plans; and

- 2,190,495 common shares issuable upon conversion of our 6 1/2% convertible notes due 2003, which are convertible at a price of $27.25 per share.

     Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 372,000 common shares and will have 14,312,941 common shares outstanding after the offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following historical summary consolidated financial and operating data as of the end of and for each of the past three fiscal years are derived from our audited consolidated financial statements. The historical summary consolidated financial and operating data as of and for the six months ended February 28, 2001 and February 28, 2002 are derived from our unaudited consolidated financial statements for the respective periods. You should read this summary financial information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

                                                      FOR THE FISCAL YEARS ENDED     FOR THE SIX MONTHS
                                                              AUGUST 31,             ENDED FEBRUARY 28,
                                                    ------------------------------   -------------------
                                                      1999       2000       2001       2001       2002
                                                    --------   --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA(1):
Sales.............................................  $400,142   $406,714   $425,902   $200,271   $269,389
Gross profit(2)...................................   136,166    140,234    140,734     68,128     90,466
Income before interest and income taxes(2)(3).....    33,288     43,572     43,236     20,733     23,852
Net income(2)(3)..................................    11,849     18,056     19,631      9,223      9,611
Net income per share(2)(3):
  Basic...........................................  $   1.08   $   1.65   $   1.78   $   0.84   $   0.81
  Diluted.........................................      1.06       1.53       1.63       0.78       0.76
Average number of shares outstanding:
  Basic...........................................    10,930     10,946     11,050     10,991     11,802
  Diluted.........................................    13,535     13,416     13,465     13,388     14,114
OTHER FINANCIAL DATA:
Capital expenditures..............................  $ 11,612   $ 19,842   $ 20,200   $  7,550   $  9,625
Depreciation and amortization.....................    24,521     24,370     24,348     12,163     11,622
EBITDA(4).........................................    57,809     67,942     67,584     32,896     35,474

                                                           AS OF AUGUST 31,          AS OF FEBRUARY 28,
                                                    ------------------------------   -------------------
                                                      1999       2000       2001       2001       2002
                                                    --------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
BALANCE SHEET INFORMATION(1):
Working capital...................................  $ 72,837   $ 75,594   $118,566   $ 90,965   $123,148
Total assets......................................   493,852    495,679    660,260    500,929    662,202
Total debt........................................   191,272    177,864    258,894    183,023    277,091
Shareholders' equity..............................   154,226    167,182    197,902    175,900    203,793

---------------

(1) We acquired Romaco on August 31, 2001. The August 31, 2001 balance sheet information includes Romaco, but the fiscal 2001 consolidated income statement data does not include Romaco.

(2) Fiscal 1999 includes charges of $4,769,000 primarily for the closure of our Fairfield, California manufacturing facility and one-time severance and early retirement costs of $1,600,000. Fiscal 2000 includes charges of $409,000 relating to the closure of our Fairfield facility, a gain of $918,000 relating to the sale of our Fairfield facility and a charge of $500,000 related to Universal Glasteel Equipment, Inc. Fiscal 2001 includes charges of $2,492,000 relating to our global reorganization program, including inventory write-downs of $1,000,000 that are included in gross profit. These special items decreased fiscal 1999 net income by $4,204,000 ($0.31 per diluted share), increased fiscal 2000 net income by $6,000 ($0.00 per diluted share) and decreased fiscal 2001 net income by $1,670,000 ($0.12 per diluted share). See Note 4 of Notes to Consolidated Financial Statements.

(3) In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 establishes accounting and reporting standards for intangible assets and goodwill. It requires that goodwill and certain intangible assets no longer be amortized to earnings, but instead be reviewed periodically for impairment. We adopted this pronouncement as of the beginning of our fiscal year 2002. Had the new pronouncement been adopted at the beginning of fiscal year 1999, (i) goodwill amortization in the following amounts would not have been recorded in the periods indicated: fiscal 1999, $5,439,000; fiscal 2000, $5,541,000; fiscal 2001, $5,420,000; and the six months ended February 28, 2001, $2,711,000; and (ii) net income per diluted share in the periods indicated would have been as follows: fiscal 1999, $1.32; fiscal 2000, $1.80; fiscal 2001, $1.89; and the six months ended February 28, 2001, $0.90.

(4) EBITDA represents the sum of income before interest, income taxes, depreciation and amortization. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income as a measure of operating results.

                                  RISK FACTORS

     You should carefully consider the risk factors described below and all other information contained in this prospectus, including documents incorporated by reference, before making a decision to invest in our common shares. If any of the events contemplated by the following risks actually occurs, then our business, financial condition or results of operations could be materially adversely affected. As a result, the trading price of our common shares could decline, and you may lose all or part of your investment. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We can neither predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

SOME OF OUR END-MARKETS ARE CYCLICAL, WHICH MAY CAUSE FLUCTUATIONS IN OUR SALES AND OPERATING RESULTS.

     We have experienced, and expect to continue to experience, fluctuations in operating results due to business cycles. We sell our products principally to pharmaceutical, energy and industrial markets. While we serve a variety of markets to avoid a dependency on any one, a significant downturn in any of these markets could cause a material adverse impact on our sales and operating results.

     The energy market, in particular, is cyclical in nature as the worldwide demand for oil and gas fluctuates. When worldwide demand for these commodities is depressed, the demand for our products used in drilling and recovery applications is reduced. We have historically generated lower sales and profits in periods of declining demand for oil and gas. Accordingly, results of operations for any particular period are not necessarily indicative of the results of operations for any future period. Future downturns in demand for oil and gas could have a material adverse effect on our sales and operating results. Similarly, the industrial market has historically experienced cyclical fluctuations in demand that also could have a material adverse effect on our sales and operating results.

OUR BUSINESSES ARE ADVERSELY AFFECTED BY ECONOMIC DOWNTURNS.

     As a supplier of capital equipment to a variety of industries, we are adversely affected by general economic downturns. Many of our customers, particularly in the industrial markets, will delay capital projects, including non-critical maintenance and upgrades, during economic downturns. Our industrial businesses in particular were adversely affected by the weak economic conditions in fiscal 2001. The terrorist attacks on September 11, 2001 and the resulting war on terrorism caused instability in world markets, which, we believe, has further negatively impacted capital equipment purchases in our markets.

MORE THAN 50% OF OUR SALES ARE TO CUSTOMERS OUTSIDE THE UNITED STATES, AND WE ARE SUBJECT TO SPECIAL RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     Approximately 54% of our pro forma fiscal 2001 sales were to customers outside the U.S., and we maintain manufacturing facilities in 15 non-U.S. countries. Conducting business outside the U.S. is subject to risks, including currency exchange rate fluctuations; changes in regional, political or economic conditions; trade protection measures, such as tariffs or import or export restrictions; and unexpected changes in regulatory requirements. One or more of these factors could have a material adverse effect on our international operations.

     We are subject to a variety of laws regarding our international operations, including regulations issued by the U.S. Customs Service, the Bureau of Export Administration and various foreign governmental agencies. We cannot predict the nature, scope or effect of future regulatory requirements to which our international manufacturing operations and trading practices might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries in which certain of our products may be manufactured or sold or could restrict our access to, and increase the cost of obtaining, products from foreign sources. In addition, actual or alleged violations of import-export laws could result in enforcement actions and financial penalties that could result in substantial costs.

COMPETITION IN OUR MARKETS COULD CAUSE OUR SALES TO DECREASE.

     We face significant competition from a variety of competitors in our markets. In some markets, our competitors have substantially greater financial, marketing, personnel and other resources than we do. In addition, new competitors could enter our markets. Competitive pressures, including product quality, performance, price and service capabilities, and new technologies could adversely affect our competitive position, involving a loss of market share or decrease in prices, either of which could have a material adverse effect on our sales.

OUR INABILITY TO IDENTIFY ACQUISITION CANDIDATES OR OBTAIN FINANCING FOR ACQUISITIONS MAY ADVERSELY AFFECT OUR ABILITY TO EXECUTE ONE OF OUR BUSINESS STRATEGIES.

     One of our growth strategies is to increase our sales and expand our markets through acquisitions. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms or otherwise complete future acquisitions. Limitations on our borrowing capacity could impact our ability to borrow funds to finance future acquisitions. If we are unable to successfully identify acquisition candidates and complete acquisitions, it could have a material adverse effect on our growth prospects.

OUR LEVERAGE COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH, MAKE US VULNERABLE TO ADVERSE ECONOMIC AND INDUSTRY CONDITIONS OR PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR CREDIT FACILITY.

     We have incurred indebtedness that is substantial in relation to our shareholders' equity. As of February 28, 2002, we had $277.1 million of total debt outstanding and $203.8 million of total shareholders' equity. Our leverage could:

- make it difficult for us to fulfill our obligations under our credit facility;

- increase our vulnerability to interest rate changes and general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the availability of our cash flow to finance acquisitions and to fund working capital, capital expenditures, research and development efforts and other general corporate activities;

- limit our flexibility in planning for, or reacting to, changes in our business and our markets; and

- place us at a competitive disadvantage relative to our competitors that have less indebtedness.

     A continuing economic recession may impact substantially leveraged companies, such as us, more than competing companies with less leverage and may have a material adverse effect on our financial condition, results of operations and cash flows.

OUR BANK CREDIT AGREEMENT IMPOSES RESTRICTIONS WITH RESPECT TO VARIOUS BUSINESS MATTERS.

     Our $180.0 million bank credit agreement contains numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other payments in respect of our common shares, to engage in transactions with affiliates, to make certain payments and investments and to merge or consolidate with another entity. The credit agreement also contains a number of financial covenants that require us to meet certain financial ratios and tests. If we fail to comply with the obligations in the credit agreement, it could result in an event of default under the credit agreement. If an event of default is not cured or waived, it could result in acceleration of the indebtedness under our credit agreement and under other instruments that may contain cross-acceleration or cross-default provisions, any of which could have a material adverse effect on our business.

THE NATURE OF OUR PRODUCTS CREATES THE POSSIBILITY OF PRODUCT LIABILITY LAWSUITS, WHICH COULD HARM OUR BUSINESS.

     As a manufacturer of equipment and systems for use in various markets, we face an inherent risk of exposure to product liability claims. Although we maintain strict quality controls and procedures, we cannot be certain that our products will be completely free from defect. In addition, in certain cases, we rely on third-party manufacturers for components of our products. Although we have liability insurance coverage, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost or will be adequate to cover any such liabilities. We generally seek to obtain contractual indemnification from our third-party suppliers, which is typically limited by its terms. In the event we do not have adequate insurance or contractual indemnification, product liabilities could have a material adverse effect on our business, financial condition or results of operations. Even if a product liability claim is without merit, it could harm our business.

THE TRADING PRICE OF OUR COMMON SHARES MAY BE VOLATILE AND INVESTORS MAY EXPERIENCE LOSSES.

     The trading price of our common shares may be volatile in the future. The trading price of our common shares could decline or fluctuate in response to a variety of factors, including:

-  our failure to meet the performance estimates of our securities analysts;

-  changes in estimates of our sales and operating results;

-  fluctuation in our quarterly operating results;

-  substantial sales of our common shares;

-  general stock market conditions; and

-  other economic or external factors.

     You may be unable to sell your common shares at or above the offering price.

A LIMITED NUMBER OF OUR SHAREHOLDERS CAN EXERT SIGNIFICANT INFLUENCE OVER US.

     As of May 31, 2002, Maynard H. Murch IV, who is our Chairman of the Board, beneficially owned 3,087,444 of our outstanding common shares. After giving effect to this offering, our executive officers and directors, including Mr. Murch, collectively will own beneficially 25.8% of the outstanding common shares (25.1% if the over-allotment option granted to the underwriters is exercised in full). Mr. Murch's share ownership could permit him, acting alone or together with other directors and executive officers, to exert significant influence over the outcome of votes, including votes concerning the election of directors, amendments to our articles of incorporation and code of regulations, possible mergers, corporate control contests and other significant corporate transactions.

VARIOUS RESTRICTIONS IN OUR GOVERNING DOCUMENTS AND OHIO LAW COULD HINDER A TAKEOVER OF US THAT IS NOT SUPPORTED BY OUR BOARD OF DIRECTORS.

     Our articles of incorporation and code of regulations and the Ohio General Corporation Law contain provisions that could delay or prevent a change in control in a transaction that is not approved by our Board of Directors. These include provisions creating a classified board and limiting the shareholders' powers to remove directors. Additionally, as an Ohio corporation, we are subject to the Ohio Control Share Acquisition Law and the Ohio Merger Moratorium Law, which could delay or impede any proposed acquisition of us that is not approved by our Board of Directors. See "Description of Common Shares."

                                USE OF PROCEEDS

     The net proceeds to us from this offering will be approximately $45.0 million, after deducting the underwriting discount and estimated offering expenses payable by us, based upon the public offering price of $23.75 per share. We will not receive any proceeds from the sale of shares by the selling shareholder. We intend to use the net proceeds from this offering to repay outstanding indebtedness under our revolving credit facility, thereby increasing the amount available for borrowing under this facility, which we intend to use for general corporate purposes, including the funding of acquisitions.

     As of April 30, 2002, we had $76.3 million of total debt outstanding under our revolving credit facility bearing interest at the weighted average annual rate of 4.7%. The debt outstanding under our revolving credit facility matures on January 9, 2005. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital
Resources - Financing Activities."

                        PRICE RANGE OF COMMON SHARES AND
                                DIVIDEND POLICY

     Our common shares are listed and traded on the New York Stock Exchange under the symbol "RBN." The following table sets forth, for the periods indicated, the high and low closing prices per share for our common shares as reported on the New York Stock Exchange.

                                                                PRICE OF
                                                              COMMON SHARES
                                                             ---------------
                                                              HIGH     LOW
                                                             ------   ------
FISCAL 2000 QUARTER ENDED:
November 30, 1999..........................................  $23.06   $15.19
February 29, 2000..........................................   23.50    18.88
May 31, 2000...............................................   24.50    19.38
August 31, 2000............................................   23.88    20.25
FISCAL 2001 QUARTER ENDED:
November 30, 2000..........................................  $25.63   $22.00
February 28, 2001..........................................   28.25    21.56
May 31, 2001...............................................   29.25    24.50
August 31, 2001............................................   28.60    24.40
FISCAL 2002 QUARTER ENDED:
November 30, 2001..........................................  $28.70   $22.82
February 28, 2002..........................................   25.70    21.97
May 31, 2002...............................................   29.28    23.40
August 31, 2002 (through June 4)...........................   24.25    24.03

     On June 4, 2002, the last sale price for our common shares on the New York Stock Exchange was $24.25 per share. Shareholders should obtain current market quotations before making any decision with respect to an investment in our common shares. As of May 31, 2002, there were 503 holders of record of our common shares. This number excludes beneficial owners of common shares held in street name.

     We have paid cash dividends in every quarter since May 31, 1989, and since the second quarter of fiscal 1998, we have paid quarterly cash dividends of $0.055 per share. Payment of dividends in the future will be made out of funds legally available for that purpose and at the discretion of our Board of Directors, taking into account, among other things, our earnings, capital requirements, financial condition, commitments for our use of available funds and other factors considered relevant by our Board of Directors. Our ability to pay dividends is subject to certain contractual restrictions set forth in our bank credit facility.

                                 CAPITALIZATION

     The following table sets forth our capitalization, as of February 28, 2002, on an actual basis and as adjusted to reflect:

- the sale of 2,030,000 common shares by us at the public offering price of $23.75 per share; and

- our receipt of the net proceeds from the sale of these shares after deducting the underwriting discount and estimated offering expenses payable by us and the use of the net proceeds to repay certain indebtedness.

     We will not receive any proceeds from the sale of shares by the selling shareholder.

     You should read this table in conjunction with the consolidated financial statements and notes included in this prospectus and the information under "Selected Consolidated Financial Data."

                                                                      AS OF
                                                                FEBRUARY 28, 2002
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                                                                   (UNAUDITED)
DEBT:
Current portion of long-term debt...........................  $  9,019    $  9,019
Long-term - less current portion............................   268,072     223,039
                                                              --------    --------
     Total debt.............................................   277,091     232,058
SHAREHOLDERS' EQUITY:
Common shares, without par value:
  Authorized shares - 40,000,000
  Outstanding shares(1) - 11,838,523 actual; 13,868,523 as
     adjusted...............................................    48,118      93,151
Retained earnings...........................................   173,178     173,178
Accumulated other comprehensive loss........................   (17,503)    (17,503)
                                                              --------    --------
     Total shareholders' equity.............................   203,793     248,826
                                                              --------    --------
          Total capitalization..............................  $480,884    $480,884
                                                              ========    ========

---------------

(1) The number of common shares outstanding as of February 28, 2002 excludes as of that date: 942,634 common shares issuable upon the exercise of outstanding options at a weighted average exercise price of $24.18 per share; 778,033 common shares available for future award under our employee and director stock and stock option plans; and 2,190,495 common shares issuable upon conversion of our 6 1/2% convertible notes due 2003, which are convertible at a price of $27.25 per share.

                                    BUSINESS

OVERVIEW

     We are a leading designer, manufacturer and marketer of highly engineered, application-critical equipment and systems for the pharmaceutical, energy and industrial markets worldwide. Our principal brand names - Pfaudler, Moyno, Chemineer, Laetus, FrymaKoruma, Siebler, Hapa and Hercules - hold the number one or two market share position in the niche markets they serve. We attribute our success to our close and continuing interaction with customers, our manufacturing, sourcing and application engineering expertise and our ability to serve customers globally. Our pro forma fiscal 2001 sales were approximately $568 million, and no one customer accounted for more than 5% of these sales.

     During the past five years, our strategy has been to increase our focus on higher-growth markets, such as pharmaceutical and energy, and to broaden our international presence. In furtherance of this strategy, on August 31, 2001, we acquired Romaco, a European-based manufacturer of processing, dosing, filling, printing and security equipment for the pharmaceutical and healthcare industries. Our acquisition of Romaco, which had sales of approximately $142 million in our fiscal 2001, expands the breadth of our pharmaceutical capabilities and positions us as a leading supplier of primary and secondary processing equipment to the growing pharmaceutical market. The addition of Romaco also increased our international sales from approximately 45% of our actual fiscal 2001 sales to 54% of our pro forma fiscal 2001 sales. The following charts highlight the change in our sales by business segment over our last five fiscal years:

                                FISCAL 1997 SALES
                                  $385.7 MILLION



                          PRO FORMA FISCAL 2001 SALES
                                 $568.1 MILLION

                           [FISCAL SALES PIE CHARTS]

     Our business consists of three market-focused segments: pharmaceutical, energy and industrial.

     Pharmaceutical. Our pharmaceutical business segment includes our Reactor Systems and Romaco businesses and is focused primarily on the pharmaceutical and healthcare industries. Our Reactor Systems business designs, manufactures and markets primary processing equipment and has the leading worldwide position in glass-lined reactors and storage vessels. Our Romaco business designs, manufactures and markets secondary processing, dosing, filling, printing and security equipment. Several of our Romaco brands hold the number one or two worldwide position in the niche markets they serve. Major customers of our pharmaceutical segment include Bayer, GlaxoSmithKline, Merck and Pharmacia.

     Energy. Our energy business segment designs, manufactures and markets equipment and systems used in oil and gas exploration and recovery. Our equipment and systems include hydraulic drilling power sections, down-hole pumps and a broad line of ancillary equipment, such as rod guides, rod and tubing rotators, wellhead systems, pipeline closure products and valves. These products and systems are used at the wellhead and in subsurface drilling and production. Several of our energy products, including hydraulic drilling power sections and down-hole pumps, hold the number one or two worldwide position in their respective markets. Major customers of our energy segment include Schlumberger, ChevronTexaco and National Oilwell.

     Industrial. Our industrial business segment is comprised of our Moyno, Chemineer and Edlon businesses, which design, manufacture and market products that are used in specialty chemical, wastewater treatment and a variety of other industrial applications. Our Moyno business manufactures pumps that utilize progressing cavity technology to provide fluids-handling solutions for a wide range of applications involving the flow of viscous, abrasive and solid-laden slurries and sludges. Our Chemineer business manufactures high-quality standard and customized fluid-agitation equipment and systems. Our Edlon business manufactures customized fluoropolymer-lined pipe, fittings, vessels and accessories. Our industrial segment has a highly diversified customer base and sells its products to over 3,400 customers worldwide.

PHARMACEUTICAL BUSINESS SEGMENT

     Our pharmaceutical business segment, which includes our Reactor Systems and Romaco businesses, primarily serves the pharmaceutical, healthcare, nutraceutical and fine chemicals markets. We believe that our pharmaceutical business segment will benefit from the continued trend of high levels of capital expenditures within these industries. We expect the need for new and enhanced processing equipment will be driven by numerous factors, including the accelerating pace of the drug discovery process, the cost advantages of pharmaceuticals over alternative forms of treatment, the aging of the population, the increasing availability of generic drugs due to the expiration of patents, the impact of increasing direct-to-consumer advertising by pharmaceutical manufacturers, the growing demand for nutraceutical products and escalating health care expenditures in emerging markets.

REACTOR SYSTEMS

     Our Reactor Systems business, which includes our Pfaudler and TyconTechnoglass brands, designs, manufactures and markets glass-lined reactor and storage vessels, engineered systems, mixing systems and accessories, including instrumentation and piping. This equipment is principally used in the primary processing of pharmaceuticals and fine chemicals. A reactor system performs critical functions in batch processing by providing a pressure- and temperature-controlled agitation environment for the often complex chemical reactions necessary to process pharmaceuticals and fine chemicals.

     To produce a reactor system, we fabricate a specialized steel vessel, which may include an outer jacket for a heating and cooling system, and line the vessel with glass by bonding the glass to the inside steel surface. Application-specific glasses are bonded with the inner steel surface of the vessel to provide an inert and corrosion-resistant surface. In response to market demand, we introduced Pfaudler Pharmaglass PPG in fiscal 2001. We believe this new glass is smoother, cleaner and less likely to contaminate the chemicals being processed than any other glass available.

     Our Reactor Systems business sells reactor vessels with capacities up to 15,000 gallons, which are generally both custom ordered and designed, and are often equipped with accessories, such as drives, glass-lined agitators and baffles. We sell these vessels as part of an engineered system. Using our application engineering expertise and our understanding of our customers' requirements, we are able to engineer and produce a complete processing system, which may be installed at the customer's facility or delivered to the customer as a skid-mounted system. A complete engineered system may include a process guarantee and range in price from approximately $500,000 to $5 million. Additionally, we manufacture and sell glass-lined storage vessels with capacities up to 25,000 gallons, primarily to the same customers that use glass-lined reactor systems.

     Sales, Marketing and Distribution. We primarily market and sell Pfaudler and TyconTechnoglass equipment and systems through our direct sales force, which includes approximately 10 direct sales employees in the U.S. and 20 outside the U.S., who are supported by numerous other personnel including our application engineers. We also use approximately 30 manufacturers' representatives in the marketing of reactor systems equipment. We are focused on continuing to develop preferred supplier relationships with major pharmaceutical companies as they continue to expand their production operations in emerging markets and seek to limit the number of suppliers that service their needs worldwide.

     Aftermarket Sales. Aftermarket products and services, which include field service, replacement parts, accessories and reconditioning of glass-lined vessels, are an important part of our Reactor Systems business. Glass-lined vessels require regular maintenance and care because they are subjected to harsh operating conditions, and there is often a need to maintain a high-purity processing environment. We have expanded our aftermarket capabilities to take advantage of our large installed base of Pfaudler glass-lined vessels and to better meet the needs of our customers, who are increasingly inclined to outsource various maintenance and service functions.

     We service our own and our competitors' equipment from our various facilities and have two units dedicated to serving the aftermarket - Glasteel Parts and Service (GPS) and Chemical Reactor Services (CRS). GPS and CRS are the leading providers of aftermarket services for glass-lined equipment in the U.S. and in Europe, respectively. Through our joint venture, Universal Glasteel Equipment, we refurbish and sell used, glass-lined vessels.

     Markets and Competition. We believe we have the number one worldwide market position in glass-lined reactors and storage vessels, representing a global market share in excess of 50%. Our Pfaudler brand has the leading market share in glass-lined reactors and vessels, as well as the largest installed base in most of the countries in which Pfaudler operates, including: Germany, Mexico, Brazil, India, Scotland and the U.S. Our TyconTechnoglass brand has the leading market share in Italy and a significant presence in Switzerland and Germany. Our Pfaudler and TyconTechnoglass brands compete principally with DeDeitrich, a French company, in all world markets except Japan, China and India.

ROMACO

     Our acquisition of Romaco on August 31, 2001 represented a key step in our strategy to expand our equipment and systems offerings to our pharmaceutical customers and to grow internationally. Romaco designs, manufactures and markets secondary processing, dosing, filling, printing and security equipment used by the pharmaceutical, healthcare, nutraceutical and cosmetics industries. The principal brand names in our Romaco business, which hold the number one or two market share position in the niche markets they serve, are Laetus, FrymaKoruma, Hapa and Siebler.

     Romaco equipment and systems are used in:

- secondary processing of pharmaceuticals, such as homogenizers, granulators, dryers and tablet presses;

- dosing, filling and sealing of vials, capsules, tubes and other containers;
  and

- printing, security and packaging functions, such as strip and blister packaging equipment, and in-line printing, labeling, security and control equipment.

     Romaco's expertise extends from secondary processing through the final packaging of pharmaceuticals and nutraceuticals. For example, Romaco provides modular processing, dosing and filling systems, which can include equipment for the in-line labeling of drugs and the printing of dispensing packages. Romaco employs more than 150 application engineers who work closely with customers to design specific equipment and systems to meet their requirements.

     Sales, Marketing and Distribution. We distribute Romaco products through our distribution network, which currently includes 15 sales and service centers. In the geographic areas served by these centers, we sell directly to end users through our own sales force. We use manufacturers' representatives to cover territories that are not effectively covered by our direct sales network.

     Aftermarket Sales. Aftermarket sales of our Romaco business were approximately $35 million in fiscal 2001, or 25% of Romaco's total sales. Included in these aftermarket sales are certain proprietary consumables, such as inks and labels.

     Markets and Competition. Romaco has a large installed base of equipment in Europe, where it has its greatest market share, and a smaller presence in the U.S. and Asia. We believe there are opportunities, through our Reactors Systems customer base and our existing facilities in the U.S. and Asia, to effectively introduce Romaco products to customers in these markets. We believe Romaco is one of the top four worldwide manufacturers of the type of pharmaceutical equipment it provides; however, the market is fragmented with many competitors, none of which is dominant. Given the fragmented nature of the industry, we believe there are strategic opportunities to expand our market share through acquisitions of companies and particular product lines.

ENERGY BUSINESS SEGMENT

     Our energy business designs, manufactures and markets a variety of specialized equipment and systems used in oil and gas exploration and recovery. Our equipment and systems are used at the wellhead and in subsurface drilling and production and include:

- hydraulic drilling power sections and down-hole progressing cavity pumps, which we market under our Moyno brand name;

- tubing wear prevention equipment, such as rod guides and rod and tubing rotators;

- a broad line of ancillary equipment used at the wellhead; and

- pipeline closure products and valves, which we market under our Yale and Hercules brand names.

     Hydraulic drilling power sections are used to drive the drill bit in horizontal and directional drilling applications, often drilling multiple wells from a single location. Down-hole pumps are used primarily to lift crude oil to the surface where there is insufficient natural pressure and for dewatering gas wells. The largest oil and natural gas recovery markets that benefit from using down-hole pumps are in Canada, the U.S., Venezuela, Indonesia and the Commonwealth of Independent States (CIS). Rod guides are placed on down-hole rods used to pump oil to protect the rods and the production tubing from damage during operation and to enhance the flow of fluid to the surface. Tubing rotator products are an effective way of evenly distributing down-hole tubing wear. Wellhead products are used at the wellhead to control the flow of oil, gas and other material from the well. Pipeline closure products are used in oil and gas pipelines to allow access to a pipeline at selected intervals for inspection and cleaning. Principle brands of our energy segment include Moyno, Yale and Hercules.

     Sales, Marketing and Distribution. We sell our hydraulic drilling power sections directly to oilfield service companies through our sales office near Houston, Texas. We sell our tubing wear prevention products and certain wellhead equipment in the U.S. and Canada through major national distributors and our service centers in key oilfield locations. We currently operate seven service centers in the U.S. and six service centers in Alberta, Canada. We sell down-hole pumps in the U.S. through three distributors; in Canada and Venezuela through our service centers; and in the CIS and Asia through several distributors. We sell wellhead and closure products through distributor networks in the U.S. and Canada.

     Aftermarket Sales. Aftermarket sales in our energy business consist principally of the relining of stators and the refurbishment of rotors. However, replacement items, such as power sections and down-hole pump rotors and rod guides, which wear out after regular usage, are complete products and are not identifiable by us as aftermarket sales.

     Markets and Competition. Our energy business is the leading independent manufacturer of hydraulic drilling power sections worldwide. We are also the leading manufacturer of rod guides, wellhead components and pipeline closure products and the second leading manufacturer of down-hole progressing cavity pumps. While the oil and gas exploration and recovery equipment marketplace is highly fragmented, we believe that, with our leading products, we are effectively positioned as a full-line supplier with the capability to provide customers with complete system sourcing.

     Oil and gas service companies use the most advanced technologies available in the exploration and recovery of oil and gas. Accordingly, new product innovation is critical to our business. We continually develop new elastomer compounds, as well as new stator manufacturing technologies, for use in power sections and down-hole pumps that allow drilling and recovery operations to be conducted in deeper formations and under more adverse conditions. We are also focused on innovations that reduce downtime in drilling and production activities for end-users of our equipment who incur high costs for any downtime. In addition, we regularly introduce new wellhead equipment and rod guide designs and materials to improve the efficiency of well production.

INDUSTRIAL BUSINESS SEGMENT

     Our industrial business segment is comprised of our Moyno, Chemineer and Edlon businesses, which design, manufacture and market products that are used in specialty chemical, wastewater treatment and a variety of other industrial applications. Our industrial businesses have strong brand names and market share and maintain strict operating discipline. As a result, we believe these businesses are well positioned to benefit significantly from an economic upturn.

MOYNO

     Our Moyno business designs, manufactures and markets progressing cavity pumps and related products for use in the wastewater treatment, specialty chemical, mining, oil, food and beverage, pulp and paper and general industrial markets. Prices range from several hundred dollars for small pumps to $200,000 for large pumps, such as those used in wastewater treatment applications.

     Progressing cavity technology utilizes a motor-driven, high-strength, single or multi-helix rotor within an elastomer-lined stator. The spaces between the helixes create continual cavities, which enable the fluid to move from the suction end to the discharge end. The continuous seal creates positive displacement and an even flow regardless of the speed of the application. Progressing cavity pumps are versatile as they can be positioned at any angle and can deliver flow in either direction without modification or accessories. Since progressing cavity pumps have no valves, they are able to efficiently handle fluids ranging from high-pressure water and shear-sensitive materials to heavy, viscous, abrasive and solid-laden slurries and sludges. In fiscal 2001, we introduced the Moyno HS2000 system, which was selected by Flow Control magazine for its annual product innovation award. The Moyno HS2000 system is a cost-effective alternative to expensive, high-maintenance piston pumps or conveyors for dewatered sludge transfer in municipal wastewater treatment.

     Sales, Marketing and Distribution. We sell our pumps through approximately 35 U.S. and 30 non-U.S. distributors and approximately 25 U.S. and 15 non-U.S. manufacturers' representatives. These networks are managed by five regional sales offices in the U.S. and offices in the U.K., Mexico and Singapore.

     Markets and Competition. Moyno has a large installed base and a dominant market share in progressing cavity pumps in the U.S. and a smaller presence in Europe and Asia. While we believe Moyno is the U.S. leader in the manufacture of progressing cavity pumps, the worldwide market is competitive and includes many different types of similar equipment and several competitors, none of which is dominant. In addition, there are several other types of positive displacement pumps, including gear, lobe and air-operated diaphragm pumps, that compete with progressing cavity pumps in certain applications.

CHEMINEER

     Chemineer manufactures industrial mixers that range in price from hundreds of dollars for small portable mixers to over $1 million for large, customized mixers. These products include top-entry, side-entry, gear-driven, belt-driven, high-shear and static mixers, which are marketed under the Chemineer, Greerco, Kenics and Prochem brand names for various industrial applications, ranging from simple storage tank agitation to critical applications in polymerization and fermentation processes.

     Chemineer's high-quality gear-driven agitators are available in various sizes, a wide selection of mounting methods and drives of up to 1,000 horsepower. In fiscal 2001, Chemineer introduced two new agitation drive systems to compete more effectively in the small-mixer market. These are the DT small mixers, a line of fixed mounted, small mixers with drive ranges from one-half to five horsepower for less demanding applications, and the Chemineer XPress portable mixers, a line of portable gear-driven and direct-drive mixers, which can be clamp mounted to handle small-batch mixing needs.

     Our belt-driven, side-entry mixers are used primarily in the pulp and paper and mineral processing industries. Our static mixers are continuous mixing and processing devices with no moving parts, and are used in specialized mixing and heat transfer applications. Our high-shear mixers are used primarily for paint, cosmetics, plastics and adhesive applications.

     Sales, Marketing and Distribution. Chemineer sells industrial mixers through regional sales offices and through a network of approximately 30 U.S. and 30 non-U.S. manufacturers' representatives. Our Chemineer business maintains regional sales offices in Mexico, Canada, the U.K., Singapore, Taiwan, China and Korea.

     Markets and Competition. The mixer equipment industry is highly competitive. We believe that Lightnin', a unit of SPX Corporation, holds more than 50% of the world market share, and that we hold the number two market position worldwide. In addition, there are numerous smaller manufacturers with which we compete in this market. We believe that Chemineer's application engineering expertise, diverse products, product quality and customer support capabilities allow us to compete effectively in the marketplace.

EDLON

     Edlon manufactures and markets fluoropolymer-lined pipe and fittings, fluoropolymer-coated and -lined vessels for process equipment, fluoropolymer roll covers for paper machines and glass-lined reactor systems accessories. Edlon's products are used principally in the specialty chemical, pharmaceutical and semiconductor markets to provide corrosion protection and high-purity fluid assurance and in the paper industry for release applications. In fiscal 2000, Edlon introduced newly designed storage tanks for de-ionized water and ultra-pure chemicals and expanded the range of products it sells to chip producers and wafer manufacturers in the higher-growth semiconductor industry.

     Sales, Marketing and Distribution. We sell our Edlon products in the U.S. through a distributor network for higher-volume items, such as lined pipe and fittings, as well as through our direct sales force and sales representatives for lower-volume products. Outside the U.S., we sell our Edlon products through sales representatives, except in the U.K. where we sell our products through our direct sales force.

     Markets and Competition. Edlon primarily competes by offering highly engineered products and products made for special needs, which are not readily supplied by competitors. Edlon is able to compete effectively based on its extensive knowledge and application expertise with fluoropolymers.

BACKLOG

     Our order backlog was $131.3 million at April 30, 2002 compared with $98.2 million at April 30, 2001. Our April 30, 2002 backlog includes $58.2 million attributable to our Romaco business. We expect to ship substantially all of our backlog during the next 12 months.

FACILITIES

     Our executive offices are located in Dayton, Ohio. We lease our executive offices, which occupy approximately 10,000 square feet. Set forth below is certain information relating to our principal operating facilities:

                                               SQUARE
FACILITY LOCATION                              FOOTAGE                   SEGMENT/USE
---------------------------------------------  -------   -------------------------------------------
NORTH AND SOUTH AMERICA:
Rochester, New York..........................  500,000   Pharmaceutical/manufacturing
Springfield, Ohio............................  275,000   Industrial/manufacturing
Dayton, Ohio.................................  160,000   Industrial/manufacturing
Borger, Texas................................  115,000   Energy/manufacturing
Willis, Texas................................  110,000   Energy/manufacturing
Mexico City, Mexico..........................  110,000   Pharmaceutical/manufacturing
Taubate, Brazil..............................  100,000   Pharmaceutical/manufacturing
Charleston, West Virginia....................  100,000   Industrial/manufacturing
Tomball, Texas...............................   75,000   Energy/manufacturing
Avondale, Pennsylvania.......................   50,000   Industrial/manufacturing
North Andover, Massachusetts(1)..............   30,000   Industrial/manufacturing
Sao Jose Dos Campos, Brazil..................   30,000   Pharmaceutical/manufacturing
Edmonton, Alberta, Canada(1).................   60,000   Energy/manufacturing
Haverhill, Massachusetts(1)..................   10,000   Industrial/manufacturing
Rochester, New York(1).......................   10,000   Pharmaceutical/manufacturing
Pequannock, New Jersey(1)....................   62,000   Pharmaceutical/manufacturing and
                                                           distribution
EUROPE:
Schwetzingen, Germany........................  400,000   Pharmaceutical/manufacturing
Leven, Scotland..............................  240,000   Pharmaceutical and Industrial/manufacturing
Quarto D'Altino, Italy.......................  120,000   Pharmaceutical/manufacturing
San Dona di Piave, Italy.....................   90,000   Pharmaceutical/manufacturing
Bilston, England.............................   50,000   Pharmaceutical/manufacturing
Petit-Rechain, Belgium.......................   15,000   Energy/manufacturing
Kearsley, England............................   15,000   Pharmaceutical/manufacturing
Southampton, England(1)......................   10,000   Industrial/manufacturing
Cambridgeshire, England......................    8,500   Pharmaceutical/distribution
D'Agen, France(1)(2).........................   15,000   Pharmaceutical/manufacturing
Alsbach - Hahnlein, Germany..................   21,000   Pharmaceutical/manufacturing
Remschingen, Germany.........................   61,000   Pharmaceutical/manufacturing
Karlsruhe, Germany...........................   47,000   Pharmaceutical/manufacturing
Neuenburg, Germany...........................   70,000   Pharmaceutical/manufacturing
Bologna, Italy...............................   44,000   Pharmaceutical/manufacturing
Bologna, Italy...............................   11,000   Pharmaceutical/manufacturing
Milanese, Italy..............................   15,000   Pharmaceutical/manufacturing
Milano, Italy................................   52,000   Pharmaceutical/manufacturing
Volketswil, Switzerland......................   50,000   Pharmaceutical/manufacturing
Rheinfelden, Switzerland.....................  115,000   Pharmaceutical/manufacturing
AUSTRALIA:
Tingalpa, Brisbane(1)(2).....................   24,000   Pharmaceutical/manufacturing
ASIA:
Gujurat, India(2)............................  350,000   Pharmaceutical/manufacturing
Suzhou, China(2).............................  150,000   Pharmaceutical/manufacturing
Singapore(1).................................    5,000   Industrial/manufacturing

---------------

(1) Leased facility.

(2) Facility of a controlled, less than wholly owned, subsidiary.

EMPLOYEES

     At April 30, 2002, we had 4,128 employees, which included approximately 537 at majority-owned joint ventures. Approximately 746 of our employees were covered by collective bargaining agreements at various locations. We have no collective bargaining agreements expiring until March 2004. We reached a labor agreement with the employees of Chemineer's principal manufacturing facility in October 2000, which extends to March 2004. We reached a labor agreement with the employees of Moyno's principal manufacturing facility in August 2001, which extends to February 2005. We reached labor agreement with the employees of our Reactor Systems facility in Rochester, New York in September 2001, which extends to September 2004. We consider labor relations at each of our locations to be good.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We have derived the selected consolidated financial data as of the end of and for each of the past five fiscal years from our audited consolidated financial statements. We have derived the selected consolidated financial data as of and for the six months ended February 28, 2001 and 2002 from our unaudited consolidated financial statements for the respective periods. In the opinion of our management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of our operations and financial position as of the date and for the periods presented. Operating results for the six-month period ended February 28, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year ending August 31, 2002. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

                                                                                                   FOR THE SIX MONTHS
                                                   FOR THE FISCAL YEARS ENDED AUGUST 31,           ENDED FEBRUARY 28,
                                            ----------------------------------------------------   -------------------
                                              1997       1998       1999       2000       2001       2001       2002
                                            --------   --------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA(1):
Sales.....................................  $385,663   $436,474   $400,142   $406,714   $425,902   $200,271   $269,389
Cost of sales.............................   246,882    277,761    263,976    266,480    285,168    132,143    178,923
                                            --------   --------   --------   --------   --------   --------   --------
Gross profit(2)...........................   138,781    158,713    136,166    140,234    140,734     68,128     90,466
Selling, general and administrative
  expenses................................    86,143     93,148     89,403     88,594     87,844     43,492     65,433
Amortization(3)...........................     5,170      7,670      7,660      8,077      8,187      3,928      1,181
Other.....................................    (2,053)    (2,247)     5,815         (9)     1,467        (25)        --
                                            --------   --------   --------   --------   --------   --------   --------
Income before interest and income
  taxes(2)(3).............................    49,521     60,142     33,288     43,572     43,236     20,733     23,852
Interest expense..........................     6,437     12,821     13,752     13,531     12,312      5,963      8,619
                                            --------   --------   --------   --------   --------   --------   --------
Income before income taxes(2)(3)..........    43,084     47,321     19,536     30,041     30,924     14,770     15,233
Income tax expense........................    14,218     16,091      6,647     10,513     10,229      5,020      5,100
Minority interest.........................        --         --      1,040      1,472      1,064        527        522
                                            --------   --------   --------   --------   --------   --------   --------
Net income(2)(3)..........................  $ 28,866   $ 31,230   $ 11,849   $ 18,056   $ 19,631   $  9,223   $  9,611
                                            ========   ========   ========   ========   ========   ========   ========
Net income per share(2)(3):
  Basic...................................  $   2.67   $   2.83   $   1.08   $   1.65   $   1.78   $   0.84   $   0.81
  Diluted.................................      2.29       2.43       1.06       1.53       1.63       0.78       0.76
Average number of shares outstanding:
  Basic...................................    10,806     11,032     10,930     10,946     11,050     10,991     11,802
  Diluted.................................    13,625     13,906     13,535     13,416     13,465     13,388     14,114
OTHER FINANCIAL DATA:
Capital expenditures......................  $ 22,071   $ 23,020   $ 11,612   $ 19,842   $ 20,200   $  7,550   $  9,625
Depreciation and amortization.............    15,963     23,516     24,521     24,370     24,348     12,163     11,622
EBITDA(4).................................    65,484     83,658     57,809     67,942     67,584     32,896     35,474

                                                              AS OF AUGUST 31,                     AS OF FEBRUARY 28,
                                            ----------------------------------------------------   -------------------
                                              1997       1998       1999       2000       2001       2001       2002
                                            --------   --------   --------   --------   --------   --------   --------
                                                                          (IN THOUSANDS)
BALANCE SHEET INFORMATION(1):
Cash and cash equivalents.................  $ 10,304   $  6,822   $  8,901   $ 11,244   $ 16,122   $ 13,184   $ 10,307
Working capital...........................    47,605     64,824     72,837     75,594    118,566     90,965    123,148
Total assets..............................   372,354    501,008    493,852    495,679    660,260    500,929    662,202
Total debt................................   116,083    206,242    191,272    177,864    258,894    183,023    277,091
Shareholders' equity......................   124,475    150,763    154,226    167,182    197,902    175,900    203,793

---------------

(1) Fiscal 1997 reflects the acquisitions of Process Supply Inc., Spectrum Products, Inc., Greerco, and Industrie Tycon, S.p.A. Fiscal 1998 reflects the acquisitions of Flow Control Equipment, Inc. and Technoglass S.p.A. Fiscal 2001 reflects the acquisition of Romaco on August 31, 2001. The August 31, 2001 balance sheet information includes Romaco, but the fiscal 2001 consolidated income statement data does not include Romaco.

(2) Fiscal 1999 includes charges of $4,769,000 primarily for the closure of our Fairfield, California manufacturing facility and one-time severance and early retirement costs of $1,600,000. Fiscal 2000 includes charges of $409,000 relating to the closure of our Fairfield facility, a gain of $918,000 relating to the sale of our Fairfield facility and a charge of $500,000 related to Universal Glasteel Equipment, Inc. Fiscal 2001 includes charges of $2,492,000 relating to our global reorganization program, including inventory write-downs of $1,000,000 that are included in gross profit. These special items decreased fiscal 1999 net income by $4,204,000 ($0.31 per diluted share), increased fiscal 2000 net income by $6,000 ($0.00 per diluted share) and decreased fiscal 2001 net income by $1,670,000 ($0.12 per diluted share). See Note 4 of Notes to Consolidated Financial Statements.

(3) In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 establishes accounting and reporting standards for intangible assets and goodwill. It requires that goodwill and certain intangible assets no longer be amortized to earnings, but instead be reviewed periodically for impairment. We adopted this pronouncement as of the beginning of our fiscal year 2002. Had the new pronouncement been adopted at the beginning of fiscal year 1997 (i) goodwill amortization in the following amounts would not have been recorded in the periods indicated: fiscal 1997, $3,177,000; fiscal 1998, $4,798,000; fiscal 1999, $5,439,000; fiscal 2000, $5,541,000; fiscal 2001, $5,420,000; and the six months ended February 28, 2001, $2,711,000; and (ii) net income per diluted share in the periods indicated would have been as follows: fiscal 1997, $2.44; fiscal 1998, $2.65; fiscal 1999, $1.32; fiscal 2000, $1.80;
    fiscal 2001, $1.89; and the six months ended February 28, 2001, $0.90.

(4) EBITDA represents the sum of income before interest, income taxes, depreciation and amortization. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered as an alternative to net income as a measure of operating results.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     We are a leading designer, manufacturer and marketer of highly engineered, application-critical equipment and systems for the pharmaceutical, energy and industrial markets worldwide. Our principal brand names - Pfaudler, Moyno, Chemineer, Laetus, FrymaKoruma, Siebler, Hapa and Hercules - hold the number one or two market share position in the niche markets they serve. We operate in three market-focused business segments: pharmaceutical, energy and industrial.

     During the past five years, our strategy has been to increase our focus on higher-growth markets, such as pharmaceutical and energy, and to broaden our international presence. In furtherance of this strategy, on August 31, 2001, we acquired Romaco, a European-based manufacturer of processing, dosing, filling, printing and security equipment for the pharmaceutical and healthcare industries. Our acquisition of Romaco, which had sales of approximately $142 million in our fiscal 2001, expands the breadth of our pharmaceutical capabilities and positions us as a leading supplier of primary and secondary processing equipment to the growing pharmaceutical market. The addition of Romaco also increased our international sales from approximately 45% of our actual fiscal 2001 sales to 54% of our pro forma fiscal 2001 sales.

     We acquired Romaco for $127.3 million. At closing in fiscal 2001, we paid consideration of $95.2 million as follows: $38.7 million in cash, $2.2 million in five-year subordinated notes, the assumption of net debt of $38.9 million and 600,000 of our common shares valued at $15.4 million. In the second quarter of fiscal 2002, we made an additional payment based on Romaco's sales and operating performance for calendar year 2001 of $32.1 million, half of which was in cash and half of which was in five-year subordinated notes. We completed our acquisition of Romaco as of the end of fiscal 2001, and, therefore, the acquisition had no impact on our results of operations in fiscal 2001.

     In fiscal 1999, we acquired a controlling interest in Universal Glasteel Equipment (UGE), Chemineer de Mexico and GMM Pfaudler Limited. Chemineer de Mexico is included in the industrial segment and UGE and GMM are in the pharmaceutical segment. The total cost of the fiscal 1999 acquisitions was $5.3 million in cash. These acquisitions accounted for $6.5 million of sales and $0.3 million of EBIT (income before interest and income taxes) in fiscal 1999.

     Pro forma result references throughout this discussion give effect to these acquisitions as if we made them at the beginning of the applicable periods.

     We recorded special items in fiscal 1999, 2000 and 2001 that impacted the comparability of certain information. We did not incur any special charges in the six-month periods ended February 28,

2001 and 2002 that impacted the comparability of information. The special items that were recorded in fiscal 1999, 2000 and 2001 were as follows:

                                                            SPECIAL ITEMS
                              -------------------------------------------------------------------------
                                                                                                  NET
                                                   EBIT IMPACT                                  INCOME
                              -----------------------------------------------------               PER
                              PHARMA-                                                   NET     DILUTED
                              CEUTICAL   INDUSTRIAL   ENERGY    CORPORATE    TOTAL    INCOME     SHARE
                              --------   ----------   -------   ---------   -------   -------   -------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
FISCAL 1999:
Plant closure costs.........   $  --      $    --     $(4,769)    $  --     $(4,769)  $(3,148)  $(0.23)
Termination costs...........      --       (1,200)         --      (400)     (1,600)   (1,056)   (0.08)
                               -----      -------     -------     -----     -------   -------   ------
                               $  --      $(1,200)    $(4,769)    $(400)    $(6,369)  $(4,204)  $(0.31)
                               =====      =======     =======     =====     =======   =======   ======
FISCAL 2000:
Plant closure costs.........   $  --      $    --     $  (409)    $  --     $  (409)  $  (266)  $(0.02)
Gain on sale of building....      --           --         918        --         918       597     0.04
UGE long-term receivable
  write down................    (500)          --          --        --        (500)     (325)   (0.02)
                               -----      -------     -------     -----     -------   -------   ------
                               $(500)     $    --     $   509     $  --     $     9   $     6   $   --
                               =====      =======     =======     =====     =======   =======   ======
FISCAL 2001:
Global reorganization
  costs.....................   $(244)     $(2,148)    $    --     $(100)    $(2,492)  $(1,670)  $(0.12)
                               =====      =======     =======     =====     =======   =======   ======

     In the third quarter of fiscal 2001, we announced a global reorganization program to consolidate operations in England, Mexico and the Asia-Pacific region to strengthen our market presence and achieve more effective channels to market. In addition, we discontinued certain product offerings in our Chemineer and Moyno businesses to improve our long-term competitive position through a more cost-effective product focus. We incurred a one-time charge of $2.3 million, $1.3 million of which related to severance and other costs associated with the regional consolidations and the balance of which related to inventory write-downs from discontinued product offerings. There were additional costs in the third and fourth quarters of fiscal 2001 totalling $0.2 million that we expensed as incurred primarily for equipment relocation, marketing and employee training. As of August 31, 2001, we had paid all costs relating to the global reorganization program, without any changes in estimates.

     In the fourth quarter of fiscal 2000, we recorded a charge of $0.5 million to reduce a long-term receivable related to UGE, which is 50% owned by us and 50% owned by Universal Process Equipment, Inc. The charge was due to weakness in the used glass-lined reactor and storage vessel markets served by UGE.

     In fiscal 1999, due to the downturn in the energy business segment at that time, we analyzed our capacity requirements for our energy products. As a result, we recorded a charge of $4.2 million for the closure and relocation of our Fairfield, California manufacturing operations in the second quarter of fiscal 1999. The facility manufactured power sections and down-hole pumps. We transferred production to our manufacturing facility near Houston, Texas, which manufactures similar products. The closure and relocation consolidated all power section and down-hole pump manufacturing into one facility and resulted in annual savings of $1.5 million when fully completed. We completed the transfer of manufacturing by March 31, 2000. We sold the Fairfield facility in July 2000, resulting in a pretax gain of $0.9 million. We also sold certain machinery and equipment in fiscal 2000 at amounts approximating the written-down estimated fair values. The $4.2 million charge was comprised of the following:

                                                                          COST OF CLOSURE
                                                                          AND RELOCATION
                                                              ---------------------------------------
                                                                         ($ IN THOUSANDS)
ASSET WRITE-DOWNS:
Land and building to be sold, $800 estimated fair value.....                  $  600
Machinery and equipment to be scrapped, $200 estimated fair
  value.....................................................                     800
                                                                              ------
     Total asset write-downs................................                   1,400
EXIT COSTS:
Employee-related costs:
  Severance, 50 Fairfield employees.........................                     300
  Retention and other employee costs........................                     500
Environmental costs related to closure of facility..........                   1,300
Holding costs of land and building until sold and other.....                     700
                                                                              ------
     Total exit costs.......................................                   2,800
                                                                              ------
                                                                              $4,200
                                                                              ======

     We determined the asset write-downs based on recent sales of similar assets. We had paid employee-related and other costs in full at August 31, 2000.

     Following is a progression of the environmental liability related to the Fairfield plant closure:

                                                                            ENVIRONMENTAL
                                                               ---------------------------------------
                                                                          ($ IN THOUSANDS)
Liability recorded February 1999............................                   $1,300
Cash payments made..........................................                      (53)
                                                                               ------
Liability at August 31, 1999................................                    1,247
Cash payments made..........................................                     (411)
                                                                               ------
Liability at August 31, 2000................................                      836
Cash payments made..........................................                     (131)
Change in estimate..........................................                     (550)
                                                                               ------
Liability at August 31, 2001................................                   $  155
                                                                               ======

     Due to our remediation efforts and ongoing discussions with the California Environmental Protection Agency (CEPA), we reduced our estimated liability by $0.6 million in the second quarter of fiscal 2001. This matter has been resolved and settled with the CEPA. We expect no additional liability in connection with this matter.

     We incurred additional expenses relating to the Fairfield plant closure of $0.4 million in fiscal 2000 and $0.6 million in fiscal 1999. These costs were for employee transfers, equipment relocation and training of new employees at the Texas facility.

     In an unrelated transaction, in the second quarter of fiscal 2001, we paid $0.5 million to settle our portion of environmental remediation costs relating to a facility that we formerly leased. In the second quarter of fiscal 1999, we recorded termination costs of $0.4 million unrelated to the closure of the Fairfield facility. In the fourth quarter of fiscal 1999, we recorded an additional $1.2 million in severance and early retirement benefit costs to reduce our overhead cost structure, primarily at our Moyno and Chemineer businesses. The reduction in employment levels at Chemineer was due to lower sales resulting from lower capital spending within the specialty chemical market served by Chemineer. The reduction in employment at Moyno was due to process changes within the manufacturing operations and a reduction in the overhead cost structure. These changes reduced operating costs by $1.2 million annually. We paid all of these benefits as of August 31, 2000, without any changes in estimates.

RESULTS OF OPERATIONS

     The following tables present components of our consolidated income statement as a percentage of sales and segment information.

                                               FOR THE FISCAL YEARS ENDED       FOR THE SIX MONTHS
                                                       AUGUST 31,               ENDED FEBRUARY 28,
                                              ----------------------------      ------------------
                                               1999       2000       2001       2001         2002
                                              ------     ------     ------      -----        -----
CONSOLIDATED:
Sales.......................................  100.0%     100.0%     100.0%      100.0%       100.0%
Cost of sales...............................   66.0       65.5       67.0        66.0         66.4
                                              -----      -----      -----       -----        -----
Gross profit................................   34.0       34.5       33.0        34.0         33.6
Selling, general and administrative
  expenses..................................   22.3       21.8       20.6        21.7         24.3
Amortization................................    1.9        2.0        1.9         1.9          0.4
Other.......................................    1.5        0.0        0.3         0.0          0.0
                                              -----      -----      -----       -----        -----
EBIT........................................    8.3%      10.7%      10.2%       10.4%         8.9%
                                              =====      =====      =====       =====        =====

                                                    SEGMENT INFORMATION
                            -------------------------------------------------------------------
                                 FOR THE FISCAL YEARS ENDED            FOR THE SIX MONTHS ENDED
                                         AUGUST 31,                          FEBRUARY 28,
                            ------------------------------------       ------------------------
                              1999          2000          2001           2001            2002
                            --------      --------      --------       --------        --------
                                                     ($ IN THOUSANDS)
PHARMACEUTICAL:
Sales.....................  $185,462      $181,891      $171,403       $ 82,118        $162,783
Adjusted EBITA(1).........    29,610        26,876        19,555          9,274          17,581
Adjusted EBITA %..........      16.0%         14.8%         11.4%          11.3%           10.8%
EBIT......................    28,153        24,448        17,349          8,345          17,353
EBIT %....................      15.2%         13.4%         10.1%          10.2%           10.7%
ENERGY:
Sales.....................  $ 64,494      $ 88,145      $113,906       $ 53,947        $ 46,436
Adjusted EBITA(1).........     7,904        17,726        28,228         13,618           9,266
Adjusted EBITA %..........      12.3%         20.1%         24.8%          25.2%           20.0%
EBIT......................     1,097        16,130        26,078         12,645           9,090
EBIT %....................       1.7%         18.3%         22.9%          23.4%           19.6%
INDUSTRIAL:
Sales.....................  $150,186      $136,678      $140,593       $ 64,206        $ 60,170
Adjusted EBITA(1).........    18,339        15,287        13,937          6,070           3,139
Adjusted EBITA %..........      12.2%         11.2%          9.9%           9.5%            5.2%
EBIT......................    13,848        12,007         8,445          4,420           2,733
EBIT %....................       9.2%          8.8%          6.0%           6.9%            4.5%
TOTAL:
Sales.....................  $400,142      $406,714      $425,902       $200,271        $269,389
Adjusted EBITA(1).........    47,317        51,640        53,915         24,636          25,033
Adjusted EBITA %..........      11.8%         12.7%         12.7%          12.3%            9.3%
EBIT......................    33,288        43,572        43,236         20,733          23,852
EBIT %....................       8.3%         10.7%         10.2%          10.4%            8.9%

---------------
(1) Adjusted EBITA represents EBIT before amortization and special items, which are described in the Special Items table in the "Overview" section of this "Management's Discussion and Analysis." Adjusted EBITA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States and should not be considered an alternative to net income as a measure of operating results.

SIX MONTHS ENDED FEBRUARY 28, 2002 COMPARED WITH SIX MONTHS ENDED FEBRUARY 28, 2001

     Sales for the six months ended February 28, 2002 were $269.4 million compared with $200.3 million for the same period of the prior year. On a pro forma basis, taking into account the Romaco acquisition, sales decreased $5.4 million, or 2.0%.

     The pharmaceutical segment had sales of $162.8 million for the six-month period ended February 28, 2002 compared with $82.1 million for the same period of fiscal 2001. On a pro forma basis, the pharmaceutical segment sales increased $6.2 million, or 3.9%. The increase in pro forma sales was driven by Romaco's growth due to the strength of the pharmaceutical and healthcare markets. Pro forma orders for this segment, however, decreased from $154.6 million in the first six months of fiscal 2001 to $142.2 million in the first six months of fiscal 2002. The decrease in pro forma orders was in our Reactor Systems business and was due to the impact of the weak specialty chemical market and slow industrial economy in the U.S.

     The energy segment had sales of $46.4 million for the six-month period ended February 28, 2002 compared with $53.9 million in the same period of fiscal 2001, a decrease of $7.5 million, or 13.9%. Lower crude oil and natural gas prices caused a reduction in exploration and production activities in the first six months of fiscal 2002 compared with the first six months of fiscal 2001. Incoming orders in this segment declined to $44.2 million in the first six months of fiscal 2002 compared with $57.9 million in first six months of fiscal 2001.

     The industrial segment had sales of $60.2 million for the six-month period ended February 28, 2002 compared with $64.2 million in the same period of fiscal 2001. This segment was also negatively impacted by the slow industrial economy in the U.S. Incoming orders in this segment for the first six months of fiscal 2002 were $54.6 million compared with $72.7 million for the first six months of fiscal 2001.

     EBIT for the six months ended February 28, 2002 was $23.9 million compared with $20.7 million for the six months ended February 28, 2001. In the first quarter of fiscal 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized. The adoption of SFAS No. 142 resulted in a $1.4 million reduction in amortization in both the first and second quarters of fiscal 2002. Adjusted EBITA (EBIT before amortization and special items, which are described in the Special Items table in the "Overview" section of this "Management's Discussion and Analysis") was $25.0 million in the first six months of fiscal 2002 compared with $24.6 million in the first six months of fiscal 2001, an increase of $0.4 million, or 1.6%.

     The pharmaceutical segment had an Adjusted EBITA of $17.6 million in the first six months of fiscal 2002 compared with $9.3 million in the first six months of fiscal 2001. On a pro forma basis, taking into account the acquisition of Romaco, pharmaceutical segment Adjusted EBITA in the first six months of 2002 increased by $3.0 million, or 20.9%, over the prior year period. This increase was driven by Romaco's sales growth, as well as lower personnel costs in this segment.

     The energy segment had an Adjusted EBITA of $9.3 million for the first six months of fiscal 2002 compared with $13.6 million in the fiscal 2001 period, a decrease of $4.3 million, or 31.6%. The decline in energy segment sales reduced Adjusted EBITA by $3.0 million. The remaining decrease was due to increased research and development costs and a change in sales mix from higher-margin exploration products to lower-margin wellhead products.

     The industrial segment had an Adjusted EBITA of $3.1 million in the first six months of fiscal 2002 compared with $6.1 million in the first six months of fiscal 2001, a reduction of $3.0 million, while sales decreased by $4.0 million. The reduction was due to lower overall sales volumes and reduced selling prices resulting from the weak markets into which this segment sells. Adjusted EBITA was also negatively impacted by the mix of products sold as the volume of high-margin industrial pump aftermarket products declined significantly.

     Interest expense increased from $6.0 million in the 2001 period to $8.6 million in the 2002 period. This was due to higher average debt levels resulting from the acquisition of Romaco, offset slightly by lower interest rates on our variable rate debt.

     Our effective tax rate was 33.5% in the 2002 period compared with 34.0% in the 2001 period.

FISCAL YEAR ENDED AUGUST 31, 2001 COMPARED WITH FISCAL YEAR ENDED AUGUST 31,
2000

     Sales of $425.9 million for fiscal 2001 were $19.2 million higher than for fiscal 2000, a 4.7% increase.

     The pharmaceutical segment had sales of $171.4 million in fiscal 2001 compared with $181.9 million in fiscal 2000. The weakening of the euro and, to a lesser extent, the British pound had a negative translation effect on sales for the year of $12.0 million. Excluding this translation effect, sales were 0.8% higher than the prior year.

     The energy segment sales were $113.9 million in fiscal 2001 compared with $88.1 million in fiscal 2000. The increase in fiscal 2001 sales was $25.8 million, or 29.3%. High natural gas and crude oil prices spurred an increase in exploration and production activities.

     The industrial segment had sales of $140.6 million in fiscal 2001 compared with $136.7 million in fiscal 2000. The weakening of the euro had a negative translation effect on fiscal 2001 sales of $1.0 million. Excluding this translation effect, sales were 3.6% higher than the prior year. The increase in fiscal 2001 sales was attributable to an increase in demand for our corrosion-resistant products in the semiconductor market.

     Gross profit margins decreased to 33.0% in fiscal 2001 from 34.5% in fiscal 2000. This was primarily the result of lower gross margins in the pharmaceutical segment due to lower sales and production volumes and a change in sales mix. In addition, the weak euro continued to cause selling price pressures in our U.K. operations that have continental European competitors. The decrease was partially offset by higher sales volumes in the energy segment, which has higher-average gross margin products.

     EBIT for fiscal 2001 was $43.2 million compared with $43.6 million in fiscal 2000, a decrease of $0.4 million, or 0.9%. The Adjusted EBITA for fiscal 2001 was $53.9 million compared with $51.6 million in the prior year, an increase of $2.3 million, or 4.5%. In the energy segment, Adjusted EBITA was $28.2 million in fiscal 2001 compared with $17.7 million in fiscal 2000, an increase of $10.5 million, or 59.3%. The increase in Adjusted EBITA was due to the sales volume increase and the cost reductions from closing the Fairfield facility. In the pharmaceutical segment, Adjusted EBITA was $19.6 million in fiscal 2001 and $26.9 million in fiscal 2000, a decrease of $7.3 million, or 27.1%. The weakening European currencies against the U.S. dollar decreased Adjusted EBITA by $1.0 million in fiscal 2001. The remaining decline was attributable to lower sales in Reactor Systems, which was due to the aforementioned low profitability and capital spending in the chemical process industry and the weak euro creating competitive pressures for our U.K. operations. In the industrial segment, Adjusted EBITA was $13.9 million in fiscal 2001 and $15.3 million in fiscal 2000, a decrease of $1.4 million, or 9.2%. The decline was due to selling price pressures in our Chemineer business and a higher mix of low-margin sales to municipalities by our Moyno business.

     Interest expense decreased to $12.3 million in fiscal 2001 from $13.5 million in fiscal 2000. The decrease was due to lower average debt levels in fiscal 2001 and slightly lower interest rates during fiscal 2001. Our effective interest rate was 6.9% in fiscal 2001 and 7.2% in fiscal 2000.

     The effective tax rate was 33.1% in fiscal 2001 and 35.0% in fiscal 2000. The fiscal 2001 tax rate was lower since we generated a tax benefit from our foreign sales corporation. Net deferred income tax assets of $8.9 million at August 31, 2001 primarily related to U.S. operations.

     Net income and net income per diluted share in fiscal 2001 were $19.6 million and $1.63 compared with $18.1 million and $1.53 in fiscal 2000. The increase was primarily from the sales increase in the energy segment. Excluding the effect of the special items described in the Special Items table in the "Overview" section of this "Management's Discussion and Analysis," fiscal 2001 net income and net income per share would have been higher by $1.7 million and $0.12, respectively.

FISCAL YEAR ENDED AUGUST 31, 2000 COMPARED WITH FISCAL YEAR ENDED AUGUST 31,
1999

     Sales of $406.7 million for fiscal 2000 were $6.6 million higher than for fiscal 1999, a 1.6% increase. Pro forma sales, assuming that we owned all of the businesses owned at August 31, 2000 for all of fiscal 2000 and fiscal 1999, decreased by $6.1 million, or 1.5%.

     The pharmaceutical segment had sales of $181.9 million in fiscal 2000 compared with $185.5 million in fiscal 1999. On a pro forma basis, the pharmaceutical segment sales decreased by $11.4 million, or 5.8%. The weakening of the euro and the British pound had a negative translation effect on fiscal 2000 sales of $9.8 million. The remaining decline in sales was attributable to the weak euro, which caused selling price pressures in our U.K. operations that have continental European competitors.

     The energy segment sales were $88.1 million in fiscal 2000 compared with $64.5 million in fiscal 1999. The increase in fiscal 2000 sales was $23.6 million, or 36.6%, due to the increase in oil exploration and production activities that resulted from increased oil prices.

     The industrial segment had sales of $136.7 million in fiscal 2000 compared with $150.2 million in fiscal 1999. The decline in sales was attributable to low levels of profitability and capital spending in the chemical process industry.

     Gross profit margins increased to 34.5% in fiscal 2000 from 34.0% in fiscal 1999. Gross profit margins increased 2.0% due to higher sales volume in the energy segment, which has higher-average gross margin products. This increase was partially offset by lower gross margins in the pharmaceutical and industrial segments due to lower sales and production volumes and a change in sales mix.

     EBIT for fiscal 2000 was $43.6 million compared with $33.3 million in fiscal 1999, an increase of $10.3 million, or 30.9%. The Adjusted EBITA for fiscal 2000 was $51.6 million compared with $47.3 million for fiscal 1999, an increase of $4.3 million, or 9.1%. In the energy segment, Adjusted EBITA was $17.7 million for fiscal 2000 compared with $7.9 million in fiscal 1999, an increase of $9.8 million, or 124.1%. This increase was due to the sales volume increase. We did not realize the benefit of the cost reductions from closing the Fairfield facility until fiscal 2001. In the pharmaceutical segment, Adjusted EBITA was $26.9 million in fiscal 2000 compared with $29.6 million in fiscal 1999, a decrease of $2.7 million, or 9.1%. The weakening European currencies against the U.S. dollar decreased Adjusted EBITA by $1.1 million in fiscal 2000. The remaining decline was attributable to large reactor systems projects with lower-than-average margins. In the industrial segment, Adjusted EBITA was $15.3 million in fiscal 2000 compared with $18.3 million in fiscal 1999, a decrease of $3.0 million, or 16.4%. The decline was due to lower sales at our Chemineer business, which resulted from softness in the chemical process industry.

     Interest expense decreased to $13.5 million in fiscal 2000 from $13.8 million in fiscal 1999. The decrease was due to lower average debt levels in fiscal 2000, offset slightly by higher interest rates during fiscal 2000. Our effective interest rate was 7.2% in fiscal 2000 compared with 6.7% in fiscal 1999.

     Our effective tax rate was 35.0% in fiscal 2000 compared with 34.0% in fiscal 1999. Our fiscal 2000 tax rate was higher due to a larger proportion of our taxable income coming from countries with higher tax rates and some tax carryforward benefits utilized outside the U.S. in fiscal 1999. Additionally, we generated a tax benefit from our foreign sales corporation.

     Net income and net income per diluted share in fiscal 2000 were $18.1 million and $1.53, respectively, compared with $11.8 million and $1.06 in fiscal 1999. Excluding the Special Items mentioned previously, fiscal 1999 net income and net income per share would have been $16.0 million and $1.37, respectively. The remaining increase was primarily from the sales increase in our energy segment.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

     In fiscal 2001, our cash flow from operations was $31.0 million compared with $36.0 million in fiscal 2000. The decrease in cash flow from operations was due to increased working capital requirements resulting from our efforts to reduce lead times on customer deliveries and to support higher backlog levels. Cash flow from operations for the first six months of fiscal 2002 was $15.3 million compared with $7.2 million for the first six months of fiscal 2001. The improvement in cash flow from operations was due to our efforts to reduce working capital in response to lower orders and backlog amounts that we experienced in the first half of fiscal 2002.

     We expect our operating cash flow to be adequate to fund the remaining fiscal year 2002 operating needs, scheduled debt service, shareholder dividend requirements and planned capital expenditures. Our planned capital expenditures for the last six months of fiscal 2002 are $7.5 million and are related to additional production capacity, cost reductions and replacement items.

INVESTING ACTIVITIES

     Our capital expenditures were $20.2 million in fiscal 2001, up slightly from $19.8 million in fiscal 2000. Capital expenditures for the first six months of fiscal 2002 were $9.6 million compared with $7.6 million in the first six months of fiscal 2001. The majority of our capital expenditures were related to additional production capacity, cost reductions and replacement items. In fiscal 2001, we paid $44.7 million in cash for acquisitions and $0.5 million in cash to purchase certain minority interests. In the first six months of fiscal 2002, we paid an additional $18.9 million in cash for the Romaco earnout and acquisition costs, as well as $1.9 million in fees related to our new credit agreement.

FINANCING ACTIVITIES

     We entered into a Second Amended and Restated Credit Agreement on January 9, 2002. This agreement provides for borrowing on a revolving credit basis up to a maximum of $180.0 million. All outstanding amounts under the agreement are due and payable on January 9, 2005. Interest is variable based upon formulas tied to LIBOR or prime, at our option, and is payable at least quarterly.

     At April 30, 2002, there was $76.3 million in indebtedness outstanding under our bank revolving credit agreement, and, under the applicable financial provisions of the agreement, we could borrow an additional $24.0 million at that date. We intend to use the net proceeds of this offering to repay indebtedness under the agreement. Our available borrowing capacity under the agreement will increase to the extent net proceeds are so used; however, the $180.0 million commitment of our banks under the agreement will be reduced by the amount of the repayment. The reduction in commitment will not initially affect our borrowing capacity since the reduced commitment will exceed the amount we could borrow under the financial provisions of the agreement. In addition, on March 18, 2003, a portion of the loan commitment equal to the then-outstanding principal amount of our 6 1/2% convertible notes due 2003 ($59.7 million at May 31, 2002) is reserved for repayment of the notes. To the extent our outstanding indebtedness on that date exceeds the amount of the loan commitment after giving effect to the reserve, it will be required to be repaid.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We maintain operations in the U.S. and over 20 foreign countries. We have market risk exposure to foreign exchange rates in the course of our normal business operations. Our significant non-U.S. operations have their local currencies as their functional currency and primarily buy and sell using that same currency. We manage our exposure to net assets and cash flows in currencies other than U.S. dollars by minimizing our non-U.S. dollar net asset positions. We also enter into hedging transactions, primarily currency swaps, under established policies and guidelines that enable us to mitigate the potential adverse impact of foreign exchange rate risk. We do not engage in trading or other speculative activities with these transactions as established policies require that these hedging transactions relate to specific currency exposures.

     Our main foreign exchange rate exposures relate to assets, liabilities and cash flows denominated in British pounds, euros and Canadian dollars and the general economic exposure that fluctuations in these currencies could have on the U.S. dollar value of future non-U.S. cash flows. To illustrate the potential impact of changes in foreign currency exchange rates on us, as of August 31, 2001, the net unhedged exposures in each currency were remeasured assuming a 10% decrease in foreign exchange rates compared with the U.S. dollar. Using this method, our EBIT and cash flow from operations for fiscal 2001 would have decreased by $1.1 million and $1.9 million, respectively. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, these changes may also affect the volume of sales or the foreign currency sales prices as competitors' products become more or less attractive. Our sensitivity analysis of the effects of changes in foreign currency exchange rates does not include any effects of potential changes in sales levels or local currency prices.

     We also have market risk exposure to interest rates. At February 28, 2002, we had $277.1 million in interest-bearing debt obligations subject to market risk exposure due to changes in interest rates. To manage our exposure to changes in interest rates, we attempt to maintain a balance between fixed and variable rate debt. We expect this balance in the debt profile to moderate our financing cost over time. If long-term corporate interest rates were to drop substantially, we would be limited in our ability to refinance our fixed rate debt. However, we do have the ability to change the characteristics of our fixed rate debt to variable rate debt through interest rate swaps to achieve our objective of balance. We had no interest rate swaps outstanding at February 28, 2002.

     At February 28, 2002, $177.9 million of our outstanding debt was at fixed rates with a weighted average interest rate of 7.0%, and $99.2 million was at variable rates with a weighted average interest rate of 5.1%.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     This "Management's Discussion and Analysis" is based on our consolidated financial statements and the related notes. Our more critical accounting policies used in the preparation of those consolidated financial statements are discussed below.

REVENUE RECOGNITION

     We recognize revenue at the time of title passage to our customer. We recognize revenue for certain longer-term contracts based on the percentage of completion method. The percentage of completion method requires estimates of total expected contract revenue and costs. We follow this method since we can make reasonably dependable estimates of the revenue and costs applicable to various stages of the contract. Revisions in profit estimates are reflected in the period in which the facts that gave rise to the revision become known.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related notes. Significant estimates made by our management include the allowance for doubtful accounts, inventory valuation, deferred tax asset valuation allowances, warranty accruals, legal, product liability and environmental accruals and retirement benefit obligations.

     Our estimate for uncollectible accounts receivable is based upon an analysis of our prior collection experience, specific customer creditworthiness and current economic trends within the industries we serve. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve to reduce the receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time that the receivables are past due. Inventory valuation reserves are determined based on our management's assessment of the market conditions for our products. We have recorded valuation allowances to reflect the estimated amount of deferred tax assets that may not be realized based upon our analysis of estimated future taxable income and establishment of tax strategies. Future taxable income, the results of tax strategies and changes in tax laws could impact these estimates.

     Warranty obligations are contingent upon product failure rates, materials required for the repairs and service delivery costs. We estimate the warranty accrual based on specific product failures that are known to us plus an additional amount based on the historical relationship of warranty claims to sales. We record legal, product liability and environmental reserves based upon a case-by-case analysis of the facts, circumstances and estimated costs. Retirement benefit obligations are affected by a number of estimates made by management in consultation with independent actuaries, including the discount rate, long-term rate of return on plan assets and assumed increases for wage rates and health care costs.

     These estimates form the basis for making judgments about the carrying value of our assets and liabilities and are based on the best available information at the time we prepare our financial statements. These estimates are subject to change as conditions within and beyond our control change, including but not limited to economic conditions, the availability of additional information and actual experience rates different from those used in our estimates. Accordingly, actual results may differ from these estimates.

GOODWILL

     We adopted two new accounting standards issued in June 2001 by the Financial Accounting Standards Board. Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. Accordingly, we apply the provisions of SFAS No. 141 to all business combinations initiated after its effective date. We also adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective September 1, 2001. Goodwill amortization ceased upon adoption of the standard, and the required initial impairment tests were performed. Results of these impairment tests have not generated any impairment loss to date.

     Prospectively, goodwill will be tested on an annual basis, or more frequently as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, are performed at the end of our first quarter. Losses, if any, resulting from impairment tests will be reflected in operating income in our income statement.

FOREIGN CURRENCY ACCOUNTING

     Gains and losses resulting from the settlement of a transaction in a currency different from that used to record the transaction are charged or credited to net income when incurred. Adjustments resulting from the translation of non-U.S. financial statements into U.S. dollars are recognized in accumulated other comprehensive income or loss for all non-U.S. units.

     We use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, we record foreign exchange gains or losses on these intercompany loans in accumulated other comprehensive income or loss.

                       MANAGEMENT AND BOARD OF DIRECTORS

     The following table sets forth the names of our executive officers and directors, their ages, the positions held by them and their business experience during at least the past five years.

NAME                                        AGE                          POSITION
------------------------------------------  ---   -------------------------------------------------------
Maynard H. Murch IV.......................  58    Chairman of the Board
Gerald L. Connelly........................  60    President, Chief Executive Officer and Director
Kevin J. Brown............................  44    Vice President and Chief Financial Officer
Milton M. Hernandez.......................  46    Group Vice President and President, Robbins & Myers
                                                    Europe
Karl A. Bergmann..........................  57    Vice President and Vice President-Operations, Robbins &
                                                    Myers Europe
Hugh E. Becker............................  63    Vice President, Investor Relations and Human Resources
Albert L. Raiteri.........................  60    Treasurer
Thomas J. Schockman.......................  38    Corporate Controller
Joseph M. Rigot...........................  58    Secretary and General Counsel
Robert J. Kegerreis.......................  81    Director
Thomas P. Loftis..........................  58    Director
William D. Manning, Jr....................  68    Director
Jerome F. Tatar...........................  55    Director
John N. Taylor, Jr........................  66    Director

     Mr. Murch has been our Chairman of the Board since July 1979 and a director since 1977. He is also President and Chief Executive Officer of Maynard H. Murch Co., Inc. (investments), which is managing general partner of M.H.M. & Co., Ltd. (investments). Mr. Murch is also Vice President of Parker/Hunter Incorporated (dealer in securities), a successor firm to Murch and Co., Inc., a securities firm that Mr. Murch had been associated with since 1968. Mr. Murch is a director of Lumitex, Inc. and Shiloh Industries, Inc.

     Mr. Connelly has been our President and Chief Executive Officer since January 1999. From April 1996 to January 1999, he was our Executive Vice President and Chief Operating Officer and, from June 1994 to April 1996, he was our Vice President and President of our Process Industries Group. Previously, he served as President of Pulsafeeder, Inc. (metering pumps) for 10 years.

     Mr. Brown has been our Vice President and Chief Financial Officer since January 2000. Previously, he was our Controller and Chief Accounting Officer since December 1995. Prior to joining us, he was employed by the accounting firm of Ernst & Young LLP for 15 years.

     Mr. Hernandez has been our Group Vice President and President, Robbins & Myers Europe since September 2001. Previously, he was our Vice President-Business Development since joining us in April 2000. Prior to that he was Managing Director-Argentina and Bolivia, Mobil Oil Corporation and Vice President, Business Development Latin America, Spain and Portugal and he also held a variety of positions in Corporate Planning and Marketing for Mobil Chemical as well as Mobil Oil.

     Mr. Bergmann has been our Vice President and Vice President-Operations of Robbins & Myers Europe since September 2001. Prior to that he was Senior Vice President, Reactor Systems Europe since 1998. He also has been President of Pfaudler Werke GmbH since joining us in 1993.

     Mr. Becker has been our Vice President, Investor Relations and Human Resources since December 1998. From 1996 to 1998, he was our Senior Director, Investor Relations and Human Resources. Previously he held various investor relations and human resource positions for us since 1980.

     Mr. Raiteri has been our Treasurer since December 1998. He has held various positions in finance and accounting for us since 1972.

     Mr. Schockman has been our Corporate Controller and Chief Accounting Officer since March 2000. Prior to joining us, he was employed as Controller at Spinnaker Coating, Inc. for three years and, prior to that, the accounting firm of Ernst & Young LLP for ten years.

     Mr. Rigot has been our Secretary and General Counsel since 1990. He has been a partner with the law firm of Thompson Hine LLP, Dayton, Ohio for over 10 years.

     Dr. Kegerreis served as President of Wright State University from July 1973 to June 1985. He is currently a management consultant and has served as Executive Director of the Arts Center Foundation, Dayton, Ohio, since 1989. Dr. Kegerreis is a director of the Miami Valley Research Park.

     Mr. Loftis has been engaged in commercial real estate development, asset management and consulting with Midland Properties, Inc. since 1981. Mr. Loftis has been a general partner of M.H.M. & Co., Ltd. (investments) since 1986.

     Mr. Manning was Senior Vice President of The Lubrizol Corporation (industrial chemicals) from 1985 to his retirement in April 1994. He is currently a management consultant. Mr. Manning is a director of Unifrax Corporation and NYCO America LLC.

     Mr. Tatar has been Chairman of the Board of MeadWestvaco Corporation since the merger of The Mead Corporation and Westvaco Corporation in January 2002. Prior to the merger, he was Chairman, President and Chief Executive Officer of The Mead Corporation (forest products) since November 1997. From April 1996 to November 1997, he was President and Chief Operating Officer and a director of The Mead Corporation. Mr. Tatar is also a director of National City Corp.

     Mr. Taylor was Chairman from August 1986 to June 2001 and President from October 1974 until August 1986 of Kurz-Kasch, Inc. (a specialty manufacturer of plastic-based components and electromagnetic products).

                          DESCRIPTION OF COMMON SHARES

     The common shares are our only class of capital shares. We are authorized to issue 40,000,000 common shares, and, at May 31, 2002, we had 11,910,941 common shares outstanding. All of our outstanding common shares are fully paid and non-assessable. Shareholders do not have preemptive rights to purchase any of our securities.

     Holders of common shares are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. Our ability to pay dividends is subject to certain contractual limitations in our credit agreement. Upon liquidation, holders of common shares are entitled to receive a pro rata share of all assets available to shareholders.

     National City Bank is transfer agent and registrar for the common shares.

     Holders of common shares are entitled to one vote per share upon all matters presented to shareholders. Shareholders do, however, have cumulative voting rights in the election of directors.

     Our Board of Directors is divided into two classes, one class of four directors and one class of three directors. One class of directors is elected each year to serve for a two-year term. Directors may not be removed from office without the affirmative vote of the holders of at least two-thirds of our outstanding common shares. Our code of regulations provides that only persons who are nominated in accordance with a specified procedure are eligible for election as directors. The procedure requires that we receive notice of the nomination, together with the specified information concerning the nominee, not less than 50 nor more than 75 days prior to the meeting at which directors are to be elected. These provisions of the code of regulations may not be amended or repealed without the affirmative vote of the holders of at least two-thirds of our outstanding common shares.

CERTAIN OHIO LAWS

     Ohio's Control Share Acquisition Act generally requires shareholder approval of any acquisition of shares of an Ohio corporation that would result in the acquiring person first reaching or exceeding ownership of one-fifth, one-third or a majority of the total voting power of the corporation. Any such control share acquisition cannot be consummated unless authorized by the holders of: (i) a majority of the voting power of the corporation present at a meeting of shareholders; and (ii) a majority of such voting power other than shares held by the acquiring person or an officer or employee who is a director of the corporation, and other than shares acquired by a person or group after announcement of the proposed control share acquisition if the amount so acquired exceeds 0.5% of the outstanding voting shares or was acquired for a consideration exceeding $250,000.

     Ohio's Merger Moratorium Act prohibits an Ohio corporation from engaging in specified transactions such as mergers, certain asset sales, certain issuances of shares, a liquidation or the like with a beneficial owner of 10% or more of the outstanding voting power of the corporation during the three-year period following the date the person became the owner of the 10% interest, unless prior to such date the transaction or the acquisition of shares was approved by the directors of the corporation. After the three-year period, such transactions may be entered into if approved by the holders of at least two-thirds of the voting power of the corporation (including by the holders of at least a majority of the shares held by persons other than an interested person, as defined in the statute) or if the consideration to be paid in the transaction is at least equal to certain specified amounts.

                 OWNERSHIP OF COMMON SHARES BY MANAGEMENT, THE
                 SELLING SHAREHOLDER AND PRINCIPAL SHAREHOLDERS

     The following table furnishes information, as of May 31, 2002, with respect to common shares beneficially owned by (i) each director, (ii) each executive officer who is not a director, (iii) all directors and executive officers as a group, (iv) the selling shareholder and (v) any other person who is known by us to be a beneficial owner of more than five percent of our outstanding common shares. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them.

                                               SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                     OWNED AFTER
                                                 THE OFFERING(1)                  THE OFFERING(1)
                                               -------------------    SHARES    -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER     PERCENT   OFFERED     NUMBER     PERCENT
---------------------------------------------  ---------   -------   --------   ---------   -------
DIRECTORS:
Gerald L. Connelly...........................    214,978     1.8%       --        214,978     1.5%
Robert J. Kegerreis..........................     35,600       *        --         35,600       *
Thomas P. Loftis(2)..........................     43,392       *        --         43,392       *
William D. Manning...........................     21,456       *        --         21,456       *
Maynard H. Murch IV(3).......................  3,087,444    25.9        --      3,087,444    22.1
Jerome F. Tatar..............................     22,007       *        --         22,007       *
John N. Taylor, Jr.(4).......................    106,925       *        --        106,925       *
EXECUTIVE OFFICERS
(NOT LISTED ABOVE):
Kevin J. Brown...............................     32,688       *        --         32,688       *
Karl H. Bergmann.............................     55,500       *        --         55,500       *
Hugh E. Becker...............................     17,581       *        --         17,581       *
Milton M. Hernandez..........................     21,846       *        --         21,846       *
Albert L. Raiteri............................     15,518       *        --         15,518       *
Joseph M. Rigot..............................      2,923       *        --          2,923       *
Thomas J. Schockman..........................      6,981       *        --          6,981       *
DIRECTORS AND ALL EXECUTIVE OFFICERS AS A
  GROUP (14 PERSONS).........................  3,684,839    30.0        --      3,684,839    25.8
SELLING SHAREHOLDER:
Randomat International B.V.(5)...............    450,000     3.8     450,000           --      --
  13, Boulevard de Suisse
  MC 98000
  Monaco

                                               SHARES BENEFICIALLY              SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                     OWNED AFTER
                                                 THE OFFERING(1)                  THE OFFERING(1)
                                               -------------------    SHARES    -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER            NUMBER     PERCENT   OFFERED     NUMBER     PERCENT
---------------------------------------------  ---------   -------   --------   ---------   -------
OTHER 5% BENEFICIAL OWNERS:
M.H.M. & Co. Ltd.(6).........................  2,994,254    25.1%       --      2,994,254    21.5%
  830 Hanna Building
  Cleveland, OH 44115
J.L. Kaplan Associates, LLC(7)...............    683,505     5.7        --        683,505     4.9
  222 Berkeley Street, Suite 2010
  Boston, MA 02116
Lord, Abbett & Co.(8)........................    922,682     7.7        --        922,682     6.6
  90 Hudson Street
  Jersey City, NJ 07302
WEDGE Capital Management L.L.P.(9)...........    752,500     6.3        --        752,500     5.4
  2920 One First Union Center
  301 South College Street
  Charlotte, NC 28202
Wellington Management Company, LLP(10).......    935,800     7.9        --        935,800     6.7
  75 State Street
  Boston, MA 02109

---------------
  * Less than one percent.
 (1) Unless otherwise indicated, total voting power and total investment power are exercised by each individual and/or a member of his household. Shares that a person may acquire within 60 days of May 31, 2002 are treated as "beneficially owned" and the number of such shares included in the table for each person is:

        Mr. Connelly:  170,000  Dr. Kegerreis:  8,367       Mr. Loftis:  6,917
        Mr. Manning:  12,000    Mr. Murch:  5,334           Mr. Tatar:  10,000
        Mr. Taylor:  8,000      Mr. Brown:  30,500          Mr. Becker:  17,500
        Mr. Hernandez:  20,834  Mr. Schockman:  6,667       Mr. Rigot:  917
        Mr. Bergmann:  55,500   Mr. Raiteri:  5,333
        All directors and executive officers as a group: 357,869

 (2) Includes 11,368 shares with respect to which Mr. Loftis has sole voting and shared investment power.
 (3) Includes 32,000 shares with respect to which Mr. Murch has sole voting and shared investment power and 2,994,254 shares beneficially owned by M.H.M. & Co., Ltd. See note 6.
 (4) Includes 20,200 shares held of record in the name of K-K Realty Partners, Ltd., of which Mr. Taylor is the general partner.
 (5) We issued these shares to Mr. Brian Fenwick-Smith on August 31, 2001 in connection with our purchase from him of Romaco, Mr. Fenwick-Smith and members of his family beneficially own all of the outstanding capital shares of Randomat International B.V. Prior to August 31, 2001, Mr. Fenwick-Smith was an officer and director of Romaco and certain of its subsidiaries. The 450,000 of our common shares owned by Randomat International B.V. are part of this offering. Mr. Reindert Dooves is a director of Randomat International B.V. and is also the treasurer of Romaco International B.V., one of our subsidiaries.
 (6) M.H.M. & Co., Ltd. is an Ohio limited partnership. Maynard H. Murch Co., Inc. is the managing general partner and Mr. Thomas P. Loftis is the other general partner, of the partnership. Partnership decisions with respect to the voting and investment of our shares are determined by Maynard H. Murch Co., Inc., whose board of directors is comprised of Mr. Maynard H. Murch IV and Mr. Robert B. Murch, who are brothers, and Mr. Creighton B. Murch, who is their first cousin.
 (7) J.L. Kaplan Associates LLC is a registered investment advisor. This information is based on J.L. Kaplan's Schedule 13G filed with the SEC on February 6, 2002.
 (8) Lord, Abbett & Co. is a registered investment advisor. This information is based on Lord, Abbett's Schedule 13G/A filed with the SEC on January 16, 2002.
 (9) WEDGE Capital Management L.L.P. is a registered investment advisor. This information is based on WEDGE's Schedule 13G/A filed with the SEC on January 29, 2002.
(10) Wellington Management Company, LLP is a registered investment advisor. This information is based on Wellington Management's Schedule 13G/A filed with the SEC on February 14, 2002.

                                  UNDERWRITING

     Under an underwriting agreement dated June 4, 2002, we and the selling shareholder have agreed to sell to the underwriters named below the indicated numbers of our common shares.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
  Robert W. Baird & Co. Incorporated........................  1,736,000
  McDonald Investments Inc. ................................    744,000
                                                              ---------
  Total.....................................................  2,480,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the common shares in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering of our common shares may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 372,000 additional shares from us at the public offering price less the underwriting discount and commissions. The option may be exercised only to cover any over-allotments of our common shares.

     The underwriters propose to offer our common shares initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $0.78 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the offering, the public offering price and selling concession and discount to broker/dealers may be changed by the representatives. As used in this section:

- underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us and the selling shareholder, and the representatives are the two firms acting on behalf of the underwriters;

- selling group members are securities broker/dealers to whom the underwriters may sell our common shares at the public offering price less the selling concession above, but who do not have a contractual commitment to purchase shares from us or the selling shareholder;

- broker/dealers are firms registered under applicable securities laws to sell securities to the public; and

-  the syndicate consists of the underwriters and the selling group members.

     The following table summarizes the compensation and estimated expenses that we and the selling shareholder will pay in connection with this offering. The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share less the amount the underwriters pay to us or the selling shareholder per common share. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice.

                                              PER SHARE                           TOTAL
                                   -------------------------------   -------------------------------
                                      WITHOUT            WITH           WITHOUT            WITH
                                   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                   --------------   --------------   --------------   --------------
Underwriting discount and
  commissions paid by us.........      $1.32            $1.32          $2,679,600       $3,170,640
Estimated expenses payable by
  us.............................      $0.20            $0.18          $  500,000       $  500,000
Underwriting discount and
  commissions paid by the selling
  shareholder....................      $1.32            $1.32          $  594,000       $  594,000

     We have agreed to pay all of the expenses in connection with this offering except the underwriting discount and commissions on the common shares sold by the selling shareholder and costs incurred directly by the selling shareholder. The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the cost of printing this prospectus, the New York Stock Exchange listing fees and filing fees paid to the SEC and National Association of Securities Dealers, Inc.

     We, our directors and key officers who own common shares and the selling shareholder have agreed not to engage in certain activities for a period of 90 days after the date of this prospectus without the prior written consent of Robert W. Baird & Co. Incorporated. Specifically, these parties have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any of our common shares or securities convertible into or exercisable or exchangeable for our common shares. In addition, these parties have agreed not to make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933 of our common shares or securities convertible into or exchangeable for our common shares except that these restrictions will not apply to our ability to grant employee or director stock options under the terms of our stock option plans in effect on the date hereof or to issue our common shares upon the exercise of any options or warrants outstanding upon the date hereof.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in that respect.

     Some of the underwriters and their affiliates may have provided, and may provide in the future, advisory and investment banking services to us, for which they may have received and would in the future receive customary compensation.

     Our common shares are traded on the New York Stock Exchange under the symbol "RBN."

     The representatives may engage in over-allotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of this offering, which creates a syndicate short position. Stabilizing transactions permit bids to purchase our common shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of our common shares in the open market after the distribution has been completed to cover syndicate short positions. The representatives may, at their discretion, reclaim a selling concession from any syndicate member that appears to have permitted its customers to purchase shares in the public offering and then promptly resell all or a portion of those shares to the syndicate member. However, the underwriters do not have any agreements with any potential purchasers of common shares in this offering that would restrict their transfer of these shares following this offering.

     Stabilizing transactions and syndicate covering transactions may cause the price of our common shares to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The legality of the shares offered by this prospectus will be passed upon for us by Thompson Hine LLP. Members of that firm beneficially own approximately 3,500 common shares, and Joseph M. Rigot, a partner of the firm, is our corporate secretary and general counsel. Some legal matters will be passed upon for the underwriters by Gardner, Carton & Douglas.

                                    EXPERTS

     The consolidated financial statements of Robbins & Myers, Inc. included in Robbins & Myers, Inc.'s Annual Report (Form 10-K) for the year ended August 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and included and incorporated by reference herein. Such consolidated financial statements are included and incorporated by reference herein in reliance upon those reports given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference rooms. Our SEC filings are also available to the public on the Internet, through a database maintained by the SEC at www.sec.gov and are also available through our website at www.robbinsmyers.com. In addition, you can inspect and copy our reports, statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We filed with the SEC a registration statement on Form S-3 to register under the Securities Act the sale of the common shares described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You should refer to the registration statement or the exhibits to the registration statement for more information about our common shares and us.

                            INCORPORATION OF CERTAIN
                             DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed by us with the SEC. All information incorporated by reference is considered to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this document or any information subsequently incorporated by reference.

     We incorporate by reference the documents listed below:

-  our Annual Report on Form 10-K for the fiscal year ended August 31, 2001;

- our Quarterly Reports on Form 10-Q for the quarters ended November 30, 2001 and February 28, 2002;

- our Current Reports on Form 8-K filed with the SEC on September 17, 2001, February 8, 2002 and May 13, 2002;

-  our definitive proxy statement filed with the SEC on November 8, 2001; and

- the description of our common shares contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 on November 25, 1997, including any amendment or report filed for the purpose of updating the description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

                             Robbins & Myers, Inc.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 225-3335
                         Attention: Investor Relations

     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

     We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or (i) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement and
(ii) after the date of this prospectus and prior to the closing of the offering made hereby. Those documents will become part of this prospectus from the date that the documents are filed with the SEC.

                      (This page intentionally left blank)

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Independent Auditor's Report................................    F-2
Consolidated Balance Sheet at August 31, 2001 and 2000......    F-3
Consolidated Shareholders' Equity Statement for the Fiscal
  Years Ended August 31, 2001, 2000 and 1999................    F-4
Consolidated Income Statement for the Fiscal Years Ended
  August 31, 2001, 2000 and 1999............................    F-5
Consolidated Cash Flow Statement for the Fiscal Years Ended
  August 31, 2001, 2000
  and 1999..................................................    F-6
Notes to Consolidated Financial Statements for the Fiscal
  Years Ended August 31, 2001, 2000 and 1999................    F-7
Consolidated Condensed Balance Sheet at February 28, 2002
  (unaudited) and August 31, 2001...........................   F-29
Consolidated Condensed Income Statement for the Three and
  Six Months Ended February 28, 2002 and 2001 (unaudited)...   F-30
Consolidated Condensed Cash Flow Statement for the Six
  Months Ended February 28, 2002 and 2001 (unaudited).......   F-31
Notes to Consolidated Condensed Financial Statements for the
  Three and Six Months Ended February 28, 2002
  (unaudited)...............................................   F-32

                         REPORT OF INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
ROBBINS & MYERS, INC. AND SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of Robbins & Myers, Inc. and Subsidiaries as of August 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Robbins & Myers, Inc. and Subsidiaries at August 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Dayton, Ohio
October 1, 2001

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                  AUGUST 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
                                                               ($ IN THOUSANDS)
ASSETS:
Current Assets:
  Cash and cash equivalents.................................  $ 16,122   $ 11,244
  Accounts receivable.......................................   105,294     80,872
  Inventories...............................................   116,977     60,096
  Other current assets......................................    13,084      7,189
  Deferred taxes............................................    16,336      7,482
                                                              --------   --------
     Total Current Assets...................................   267,813    166,883
Goodwill....................................................   217,548    187,382
Other Intangible Assets.....................................    17,899     16,937
Deferred Taxes..............................................         0      1,398
Other Assets................................................     7,603      7,675
Property, Plant and Equipment...............................   149,397    115,404
                                                              --------   --------
                                                              $660,260   $495,679
                                                              ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current Liabilities:
  Accounts payable..........................................  $ 43,018   $ 33,467
  Accrued expenses..........................................    88,560     56,481
  Current portion of long-term debt.........................    17,669      1,341
                                                              --------   --------
     Total Current Liabilities..............................   149,247     91,289
Long-Term Debt -- Less Current Portion......................   241,225    176,523
Deferred Taxes..............................................     7,414          0
Other Long-Term Liabilities.................................    56,420     53,134
Minority Interest...........................................     8,052      7,551
Shareholders' Equity:
  Common shares-without par value:
     Authorized shares -- 40,000,000
     Issued shares -- 11,825,950 in 2001 (11,225,950 in
       2000)................................................    48,483     33,586
     Treasury shares -- 100,275 in 2001 (269,499 in 2000)...    (2,150)    (5,792)
  Retained earnings.........................................   164,864    147,664
  Accumulated other comprehensive (loss):
     Foreign currency translation...........................   (10,902)    (8,145)
     Minimum pension liability..............................    (2,393)      (131)
                                                              --------   --------
       Total................................................   (13,295)    (8,276)
                                                              --------   --------
     Total Shareholders' Equity.............................   197,902    167,182
                                                              --------   --------
                                                              $660,260   $495,679
                                                              ========   ========

See Notes to Consolidated Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                  CONSOLIDATED SHAREHOLDERS' EQUITY STATEMENT

                                                                           ACCUMULATED
                                                                              OTHER
                                          COMMON    TREASURY   RETAINED   COMPREHENSIVE
                                          SHARES     SHARES    EARNINGS      (LOSS)        TOTAL
                                          -------   --------   --------   -------------   --------
                                                    ($ IN THOUSANDS, EXCEPT SHARE DATA)
Balance at September 1, 1998............  $35,749   $(4,886)   $122,580     $ (2,680)     $150,763
  Net income............................                         11,849                     11,849
  Change in foreign currency
     translation........................                                      (1,167)       (1,167)
  Change in minimum pension liability...                                      (1,410)       (1,410)
                                                                                          --------
  Comprehensive income..................                                                     9,272
  Cash dividends declared, $0.22 per
     share..............................                         (2,414)                    (2,414)
  Stock options exercised, 95,400
     shares.............................  (1,480)     2,188                                    708
  Proceeds from share sales, 39,579
     shares.............................    (523)     1,343                                    820
  Performance stock award expense.......    (243)                                             (243)
  Performance stock issuances, 19,427
     shares.............................
  Stock repurchase program, 231,153
     shares.............................             (5,061)                                (5,061)
  Other stock purchases, 3,563 shares...                (84)                                   (84)
  Tax benefit of stock options
     exercised..........................     465                                               465
                                          -------   -------    --------     --------      --------
Balance at August 31, 1999..............  33,968     (6,500)    132,015       (5,257)      154,226
  Net income............................                         18,056                     18,056
  Change in foreign currency
     translation........................                                      (5,199)       (5,199)
  Change in minimum pension liability...                                       2,180         2,180
                                                                                          --------
  Comprehensive income..................                                                    15,037
  Cash dividends declared, $0.22 per
     share..............................                         (2,407)                    (2,407)
  Stock options exercised, 21,500
     shares.............................    (199)       463                                    264
  Proceeds from share sales, 70,832
     shares.............................    (271)     1,582                                  1,311
  Stock repurchase program, 77,085
     shares.............................             (1,337)                                (1,337)
  Tax benefit of stock options
     exercised..........................      88                                                88
                                          -------   -------    --------     --------      --------
Balance at August 31, 2000..............  33,586     (5,792)    147,664       (8,276)      167,182
  Net income............................                         19,631                     19,631
  Change in foreign currency
     translation........................                                      (2,757)       (2,757)
  Change in minimum pension liability...                                      (2,262)       (2,262)
                                                                                          --------
  Comprehensive income..................                                                    14,612
  Cash dividends declared, $0.22 per
     share..............................                         (2,431)                    (2,431)
  Stock options exercised, 130,266
     shares.............................  (1,473)     2,788                                  1,315
  Proceeds from share sales, 38,958
     shares.............................     121        854                                    975
  Stock issued for acquisition, 600,000
     shares.............................  15,354                                            15,354
  Performance stock award expense.......     126                                               126
  Tax benefit of stock options
     exercised..........................     769                                               769
                                          -------   -------    --------     --------      --------
Balance at August 31, 2001..............  $48,483   $(2,150)   $164,864     $(13,295)     $197,902
                                          =======   =======    ========     ========      ========

See Notes to Consolidated Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENT

                                                      FISCAL YEARS ENDED AUGUST 31,
                                                 ---------------------------------------
                                                   2001           2000           1999
                                                 ---------      ---------      ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales..........................................  $425,902       $406,714       $400,142
Cost of sales..................................   285,168        266,480        263,976
                                                 --------       --------       --------
Gross profit...................................   140,734        140,234        136,166
Selling, general and administrative expenses...    87,844         88,594         89,403
Amortization...................................     8,187          8,077          7,660
Other..........................................     1,467             (9)         5,815
                                                 --------       --------       --------
Income before interest and income taxes........    43,236         43,572         33,288
Interest expense...............................    12,312         13,531         13,752
                                                 --------       --------       --------
Income before income taxes and minority
  interest.....................................    30,924         30,041         19,536
Income tax expense.............................    10,229         10,513          6,647
Minority interest..............................     1,064          1,472          1,040
                                                 --------       --------       --------
Net income.....................................  $ 19,631       $ 18,056       $ 11,849
                                                 ========       ========       ========
Net income per share:
  Basic........................................  $   1.78       $   1.65       $   1.08
                                                 ========       ========       ========
  Diluted......................................  $   1.63       $   1.53       $   1.06
                                                 ========       ========       ========

See Notes to Consolidated Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENT

                                                              FISCAL YEARS ENDED AUGUST 31,
                                                              ------------------------------
                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
  Net Income................................................  $19,631    $18,056    $11,849
  Adjustments to reconcile net income to net cash and cash
     equivalents provided by operating activities:
     Depreciation...........................................   16,161     16,293     16,861
     Amortization...........................................    8,187      8,077      7,660
     Deferred taxes.........................................    3,306     (3,434)    (2,447)
     Asset impairment charges...............................    1,000          0      1,400
     Performance stock awards...............................      126          0       (243)
  Changes in operating assets and liabilities -- excluding
     the effects of acquisitions:
     Accounts receivable....................................   (2,390)   (10,212)      (310)
     Inventories............................................   (6,408)    (9,054)    11,067
     Other current assets...................................     (220)     5,675     (7,844)
     Other assets...........................................     (207)     4,895      1,138
     Accounts payable.......................................   (3,143)     7,500     (3,640)
     Accrued expenses and other liabilities.................   (5,059)    (1,756)     3,972
                                                              -------    -------    -------
  Net cash and cash equivalents provided by operating
     activities.............................................   30,984     36,040     39,463
INVESTING ACTIVITIES:
  Capital expenditures, net of nominal disposals............  (20,200)   (19,842)   (11,612)
  Purchase of Rodec and ABI.................................   (6,008)         0          0
  Purchase of Romaco, net of cash acquired..................  (38,703)         0          0
  Purchase of GMM Pfaudler and Chemineer de Mexico..........     (523)      (261)    (5,344)
                                                              -------    -------    -------
  Net cash and cash equivalents used by investing
     activities.............................................  (65,434)   (20,103)   (16,956)
FINANCING ACTIVITIES:
  Proceeds from debt borrowings.............................   69,828     12,731     25,599
  Payments of long-term debt................................  (30,359)   (18,347)   (39,996)
  Proceeds from sale of common stock........................    2,290      1,075      1,528
  Purchase of common stock and convertible subordinated
     notes..................................................        0     (6,646)    (5,145)
  Dividends paid............................................   (2,431)    (2,407)    (2,414)
                                                              -------    -------    -------
  Net cash and cash equivalents provided (used) by financing
     activities.............................................   39,328    (13,594)   (20,428)
                                                              -------    -------    -------
     Increase in cash and cash equivalents..................    4,878      2,343      2,079
     Cash and cash equivalents at beginning of year.........   11,244      8,901      6,822
                                                              -------    -------    -------
     Cash and cash equivalents at end of year...............  $16,122    $11,244    $ 8,901
                                                              =======    =======    =======

See Notes to Consolidated Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATION

     The consolidated financial statements include accounts of Robbins & Myers, Inc. and its subsidiaries (Company). All significant intercompany accounts and transactions have been eliminated upon consolidation. All of the Company's operations are conducted in producing and selling original and used equipment and aftermarket parts in the pharmaceutical and healthcare, general industrial and oil and gas exploration industries.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

     Accounts receivable relate primarily to customers located in North America and Western Europe and are concentrated in the pharmaceutical, specialty chemical and oil and gas markets. To reduce credit risk, the Company performs credit investigations prior to accepting an order and, when necessary, requires letters of credit to insure payment.

INVENTORIES

     Inventories are stated at the lower of cost or market determined by the last-in, first-out (LIFO) method in the U.S. and the first-in, first-out (FIFO) method outside the U.S.

GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill is the excess of the purchase price paid over the value of net assets of businesses acquired. The carrying value of goodwill is reviewed quarterly if the facts and circumstances suggest that it may be impaired. If the review indicates that goodwill is impaired, as determined by the undiscounted cash flow method, it will be reduced to its estimated recoverable value.

AMORTIZATION IS CALCULATED ON THE STRAIGHT-LINE BASIS USING THE FOLLOWING LIVES:

Patents and trademarks......................................  14 to 17 years
Non-compete agreements......................................  3 to 5 years
Financing costs.............................................  5 years
Acquisition costs...........................................  20 to 40 years
Goodwill....................................................  20 to 40 years

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Depreciation expense is recorded over the estimated useful life of the asset on the straight-line method using the following lives:

Land improvements...........................................  20 years
Buildings...................................................  45 years
Machinery and equipment.....................................  3 to 15 years

     The Company's normal policy is to expense repairs and improvements made to capital assets as incurred. In limited circumstances, betterments are capitalized and amortized over the estimated life of the new asset and any remaining value of the old asset is written off. Repairs to machinery and equipment must result in an addition to the useful life of the asset before the costs are capitalized.

FOREIGN CURRENCY ACCOUNTING

     Gains and losses resulting from the settlement of a transaction in a currency different from that used to record the transaction are charged or credited to net income when incurred. Adjustments resulting from the translation of non-U.S. financial statements into U.S. dollars are recognized in accumulated other comprehensive income or loss for all non-U.S. units.

PRODUCT WARRANTIES

     The Company recognizes a product warranty liability based on the historical relationship of warranty claims to net sales.

REVENUE RECOGNITION

     The Company recognizes revenue at the time of title passage to the Company's customer.

INCOME TAXES

     Income taxes are provided for all items included in the Consolidated Income Statement regardless of the period when such items are reported for income tax purposes. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     The Company's policy is to provide U.S. income taxes on non-U.S. income when remitted to the U.S. The Company does not provide U.S. income taxes on the remaining undistributed non-U.S. income, which aggregated $22,000,000 at August 31, 2001, as it is the Company's intention to maintain its investments in these operations.

CONSOLIDATED CASH FLOW STATEMENT

     Cash and cash equivalents consist of working cash balances and temporary investments having an original maturity of 90 days or less.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

          Cash and cash equivalents -- The amounts reported approximate market value.

          Long-term debt -- The market value of the Company's debt is $257,203,000 at August 31, 2001 and $173,000,000 at August 31, 2000. These
     amounts are based on the terms, interest rates and maturities currently available to the Company for similar debt instruments.

          Foreign exchange contracts -- The amounts reported are estimated using quoted market prices for similar instruments.

COMMON STOCK PLANS

     Common stock plans involving the issuance of stock options are accounted for as noncompensatory plans. Common stock plans involving the issuance of a variable number of shares based on performance are accounted for as compensatory plans.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with Statement No. 142. Other intangible assets will generally continue to be amortized over their useful lives.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in Income before Interest and Taxes (EBIT) of $5,500,000 and net income of $3,400,000 ($0.25 per share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of September 1, 2001 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

RECLASSIFICATIONS

     Certain prior year amounts are reclassified to conform with the current year presentation.

NOTE 2 -- BUSINESS ACQUISITIONS

     On December 12, 2000 the Company acquired certain assets of Campbell Industries Ltd. (dba Rodec Tubing Rotors) (Rodec) for $2,802,000. Rodec is a Canadian company that designs, manufactures, and markets oil and gas production equipment including artificial lift accessories and down-hole tools with annual sales of $3,000,000.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     On June 12, 2001, the Company acquired certain assets of Alberta Basic Industries (ABI) for $3,206,000. ABI is also a Canadian manufacturer of down-hole tools for oil and gas production equipment with annual sales of approximately $3,000,000.

     On August 31, 2001, the Company purchased the stock of Romaco NV, a Netherland Antilles corporation (Romaco). The initial purchase price is $95,238,000 and includes cash, 600,000 shares of Robbins & Myers Common Stock, five-year subordinated notes to be held by the seller and assumed debt. There is a deferred payment linked to Romaco's sales and income performance for calendar year 2001. This additional payment would be $25,000,000 to $30,000,000 based on expected results for the full year and would be paid 50% in cash and 50% in five-year subordinated notes. Romaco is a leading supplier of processing and packaging equipment for the pharmaceutical, healthcare and cosmetics industries with pro forma fiscal year 2001 sales of $142,000,000.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed of Romaco at the date of acquisition. The Company is still in the process of determining the valuations of certain assets; thus the allocation of the purchase price is subject to refinement.

                                                              AUGUST 31, 2001
                                                              ---------------
                                                              (IN THOUSANDS)
Current assets..............................................     $ 85,163
Property, plant and equipment...............................       29,772
Goodwill....................................................       33,205
Other assets................................................        1,246
                                                                 --------
  Total assets acquired.....................................      149,386
Current liabilities.........................................      (63,166)
Long-term debt..............................................      (26,324)
Other liabilities...........................................       (3,342)
                                                                 --------
  Total liabilities assumed.................................      (92,832)
                                                                 --------
  Net assets acquired.......................................     $ 56,554
                                                                 ========

     Since the Romaco acquisition occurred on August 31, 2001, the results of its operations are not included in the Company's Consolidated Income Statement. Following are the unaudited pro forma consolidated results of operations of the Company assuming the acquisition of Romaco had occurred at the beginning of the respective period. In preparing the pro forma data, adjustments have been made to the historical financial information. These are primarily interest costs related to financing the transaction, adjustments to the corporate costs and income taxes. There is no amortization of the Romaco goodwill included in the pro forma amounts.

                                                    2001            2000            1999
                                                 ----------      ----------      ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Sales..........................................   $568,119        $541,239        $511,947
Net income.....................................     22,693          20,358          14,119
Basic net income per share.....................       1.95            1.76            1.22
Diluted net income per share...................       1.78            1.62            1.18

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     On July 19, 1999, the Company purchased additional shares of GMM Pfaudler Limited, an Indian Corporation (GMM), for $3,744,000. These additional shares increased the Company's ownership from 40% to 51% and results in the Company controlling GMM. Therefore, the Company consolidated GMM into its financial statements from that date and recorded a minority interest for the remaining 49% owners' share of GMM. The Company's interest in GMM was previously recorded under the equity method.

     On June 30, 1999, the Company purchased 51% of Chemineer de Mexico, S.A. de C.V. (Chemineer de Mexico), a Mexican corporation and its licensee in Mexico for $1,600,000. On December 31, 1999, the Company purchased an additional 16.3% of Chemineer de Mexico for $261,000. The remaining 32.7% of Chemineer de Mexico was purchased in April 2001 for $523,000.

     On December 1, 1998, the Universal Glasteel Equipment (UGE) partnership agreement with Universal Process Equipment, Inc. (UPE) was amended so that the Company appoints the President, approves budgets, and approves major decisions with respect to UGE. The amendment results in the Company controlling UGE. Therefore, the Company consolidated UGE into its financial statements from that date and recorded a minority interest for UPE's share of UGE. The Company's interest in UGE was previously recorded under the equity method. The Company's ownership share of UGE did not change as a result of the amendments.

NOTE 3 -- BALANCE SHEET INFORMATION

ACCOUNTS RECEIVABLE

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Allowances for doubtful accounts............................  $  1,492   $  1,726
                                                              ========   ========

INVENTORIES

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
FIFO:
  Finished products.........................................  $ 37,191   $ 20,366
  Work in process...........................................    38,913     15,965
  Raw materials.............................................    45,968     29,275
                                                              --------   --------
                                                               122,072     65,606
LIFO reserve, U.S. Inventories..............................    (5,095)    (5,510)
                                                              --------   --------
                                                              $116,977   $ 60,096
                                                              ========   ========
Non-U.S. inventories at FIFO................................  $ 78,462   $ 30,759
                                                              ========   ========

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

OTHER INTANGIBLE ASSETS

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Patents and trademarks......................................  $  5,954   $  2,311
Non-compete agreements......................................     3,639      4,943
Financing costs.............................................     2,043      2,650
Acquisition costs...........................................     3,100      3,338
Pension intangible..........................................     2,592      2,734
Other.......................................................       571        961
                                                              --------   --------
                                                              $ 17,899   $ 16,937
                                                              ========   ========
Accumulated amortization of goodwill and other intangible
  assets....................................................  $ 44,270   $ 36,083
                                                              ========   ========

PROPERTY, PLANT AND EQUIPMENT

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Land and improvements.......................................  $ 10,319   $ 10,584
Buildings...................................................    68,217     44,168
Machinery and equipment.....................................   174,397    152,371
                                                              --------   --------
                                                               252,933    207,123
Less accumulated depreciation...............................   103,536     91,719
                                                              --------   --------
                                                              $149,397   $115,404
                                                              ========   ========

ACCRUED EXPENSES

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Salaries, wages and payroll taxes...........................  $ 16,281   $  9,386
Customer advances...........................................    19,749      6,154
Pension benefits............................................     5,179      4,900
U.S. other post retirement benefits.........................     2,000      2,000
Warranty costs..............................................    10,176      8,332
Accrued interest............................................     4,292      4,408
Income taxes................................................     5,855      4,406
Plant closure...............................................       155        836
Other.......................................................    24,873     16,059
                                                              --------   --------
                                                              $ 88,560   $ 56,481
                                                              ========   ========

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

OTHER LONG-TERM LIABILITIES

                                                               2001      2000
                                                              -------   -------
                                                               (IN THOUSANDS)
German pension liability....................................  $24,867   $23,511
U.S. other postretirement benefits..........................   12,108    12,478
U.S. pension liability......................................    3,512     4,158
Italy long-term tax liability...............................    2,694     3,458
Casualty insurance reserves.................................      653     1,241
Deferred research grants....................................    1,245     1,405
Other.......................................................   11,341     6,883
                                                              -------   -------
                                                              $56,420   $53,134
                                                              =======   =======

NOTE 4 -- INCOME STATEMENT INFORMATION

OTHER

                                                               2001    2000     1999
                                                              ------   -----   ------
                                                                  (IN THOUSANDS)
Plant closure costs.........................................  $  (25)  $ 409   $4,769
Global reorganization costs.................................   1,492       0        0
Termination costs...........................................       0       0    1,600
Equity income...............................................       0       0     (554)
Gain on sale of building....................................       0    (918)       0
UGE long-term receivable write-down.........................       0     500        0
                                                              ------   -----   ------
                                                              $1,467   $  (9)  $5,815
                                                              ======   =====   ======

     In the third quarter of fiscal 2001 the Company announced that it will consolidate operations in England, Mexico and Asia-Pacific in order to strengthen its market presence and achieve more effective channels to market. In addition, the Company discontinued certain product offerings in the Chemineer and Moyno businesses in order to improve long-term competitive positioning through a more cost-effective product focus. The Company incurred a one-time charge of $2,300,000 with approximately $1,300,000 related to severance and other costs associated with the regional consolidations, and the balance related to inventory write-downs from discontinued product offerings. There were additional costs in the third and fourth quarter of fiscal 2001 of $192,000 that were expensed as incurred primarily for equipment relocation, marketing and employee training. All costs relating to the Global Reorganization Program have been paid as of August 31, 2001 with no changes in estimates made.

     In the fourth quarter of fiscal 2000, the Company recorded a charge of $500,000 to reduce a long-term receivable related to UGE, which is 50% owned by the Company and 50% owned by UPE. The charge is due to weakness in the used glass-lined reactor and storage vessel markets served by UGE.

     In fiscal 1999, due to the downturn in the Company's Energy Systems business segment at that time, the Company analyzed its capacity requirements for these products. As a result, on February 10, 1999, the Company recorded a charge of $4,200,000 for the closure and relocation of the

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

Company's Fairfield, California, manufacturing operations. The facility manufactured power sections and down-hole pumps. Production was transferred to the Company's manufacturing facility near Houston, Texas, which manufactures similar products. The closure and relocation consolidated all power section and down-hole pump manufacturing into one facility. The transfer of manufacturing was completed by March 31, 2000. The Fairfield facility was sold in July 2000 resulting in a pretax gain of $918,000. Certain machinery and equipment was also sold in fiscal year 2000 at amounts approximating the written down estimated fair values. The $4,200,000 charge was composed of the following:

                                                              ($ IN THOUSANDS)
                                                              ----------------
Asset write-downs:
  Land and building to be sold, $800 estimated fair value...       $  600
  Machinery and equipment to be scrapped, $200 estimated
     fair value.............................................          800
                                                                   ------
     Total asset write-downs................................        1,400
Exit costs:
  Employee related costs:
     Severance, 50 Fairfield employees......................          300
     Retention and other employee costs.....................          500
  Environmental costs related to closure of facility........        1,300
  Holding costs of land and building until sold and other...          700
                                                                   ------
     Total exit costs.......................................        2,800
                                                                   ------
                                                                   $4,200
                                                                   ======

     The asset write-downs were determined based on recent sales of similar assets.

     The employee related costs and other costs were paid in full at August 31, 2000. Following is a progression of the environmental cost liabilities related to the Fairfield plant closure:

                                                                 ENVIRONMENTAL
                                                                     COSTS
                                                              -------------------
                                                                (IN THOUSANDS)
Liability recorded February 1999............................        $1,300
Cash payments made..........................................           (53)
                                                                    ------
Liability at August 31, 1999................................         1,247
Cash payments made..........................................          (411)
                                                                    ------
Liability at August 31, 2000................................           836
Cash payments made..........................................          (131)
Change in estimate..........................................          (550)
                                                                    ------
Liability at August 31, 2001................................        $  155
                                                                    ======

     Due to the Company's remediation efforts to date and ongoing discussions with the California Environmental Protection Agency (CEPA), the Company reduced the estimated liability by $550,000 in the second quarter of fiscal 2001. The timing of payments for the remaining liability for

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES
environmental costs is dependent on the final ruling by the CEPA. The Company estimates that the payment period will not exceed one year.

     The Company incurred additional expenses relating to the Fairfield plant closure of $409,000 in fiscal 2000 and $569,000 in fiscal 1999. These costs were for employee transfers, equipment relocation and training of new employees at the Texas facility.

     In an unrelated transaction, in the second quarter of fiscal 2001 the Company paid $525,000 to pay its portion of environmental remediation costs at a facility formerly leased by the Company. In the second quarter of fiscal 1999, the Company recorded termination costs of $400,000 unrelated to the closure of the Fairfield facility. In the fourth quarter of fiscal 1999, the Company recorded an additional $1,200,000 in severance and early retirement benefit costs to reduce its overhead cost structure, primarily at its Moyno and Chemineer business units. The reduction in employment levels at Chemineer was due to lower sales resulting from lower capital spending within the specialty chemical markets served by Chemineer. The reduction in employment at Moyno was due to process changes within the manufacturing operations and a reduction in the overhead cost structure. These changes reduced operating costs by approximately $1,200,000 annually. All of these benefits were paid as of August 31, 2000 with no changes in estimates made.

MINIMUM LEASE PAYMENTS

     Future minimum payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following at August 31, 2001:

                                                              (IN THOUSANDS)
                                                              --------------
2002........................................................      $2,119
2003........................................................       1,243
2004........................................................         565
2005........................................................         311
2006........................................................         151
Thereafter..................................................          98
                                                                  ------
                                                                  $4,487
                                                                  ======

     Rental expense for all operating leases in 2001, 2000 and 1999 was approximately $2,925,000, $2,914,000 and $3,347,000, respectively.

NOTE 5 -- CASH FLOW STATEMENT INFORMATION

     In fiscal 2001, the Company recorded the following non-cash investing and financing transactions: $15,354,000 of stock issued and $41,181,000 of debt assumed in connection with the acquisition of Romaco and $769,000 increase in common stock and decrease in income tax payable related to the tax benefits of stock options exercised.

     In 2000, the Company recorded the following non-cash investing and financing transactions: $500,000 increase in other intangibles and common stock, $6,500,000 increase in deferred tax assets, $1,500,000 increase in accrued liabilities and $5,000,000 increase in other long term liabilities related

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES
to a tax election made in Italy to allow for the tax deductibility of goodwill and $88,000 increase in common stock and decrease in income tax payable related to the tax benefits of stock options exercised.

     In 1999, the Company recorded the following non-cash investing and financing transactions: $1,400,000 asset impairment charges, $700,000 increase in goodwill, $2,800,000 increase in deferred tax assets and $3,500,000 increase in accrued liabilities related to the acquisition of FCE and $465,000 increase in common stock and decrease in income tax payable related to the tax benefits of stock options exercised.

     Supplemental cash flow information consisted of the following:

                                                           2001      2000      1999
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Interest paid...........................................  $12,428   $13,738   $14,723
Taxes paid..............................................   15,733     8,456     8,812

NOTE 6 -- LONG-TERM DEBT

                                                                2001       2000
                                                              --------   --------
                                                                (IN THOUSANDS)
Senior debt:
  Revolving credit loan.....................................  $ 53,589   $ 13,085
  Senior notes..............................................   100,000    100,000
  Other.....................................................    45,614      5,088
6.50% Convertible subordinated notes........................    59,691     59,691
                                                              --------   --------
Total debt..................................................   258,894    177,864
Less current portion........................................    17,669      1,341
                                                              --------   --------
                                                              $241,225   $176,523
                                                              ========   ========

     The Company's Bank Credit Agreement (Agreement) provides that the Company may borrow on a revolving credit basis up to a maximum of $150,000,000. All outstanding amounts under the Agreement are due and payable on November 25, 2002. Interest is variable based upon formulas tied to LIBOR or prime, at the Company's option, and is payable at least quarterly. At August 31, 2001, the weighted average interest rate for all amounts outstanding was 4.82%. The Agreement provides for multicurrency borrowings, and at August 31, 2001 all amounts outstanding are euro denominated borrowings. Indebtedness under the Agreement is unsecured, except for guarantees by the Company's U.S. subsidiaries, the pledge of the stock of the Company's U.S. subsidiaries and the pledge of the stock of certain non-U.S. subsidiaries. At August 31, 2001, the Company has available borrowings of $50,000,000 under the Agreement.

     The Company has $100,000,000 of Senior Notes (Senior Notes) issued in two series. Series A in the principal amount of $70,000,000 has an interest rate of 6.76% and is due May 1, 2008, and Series B in the principal amount of $30,000,000 has an interest rate 6.84% and is due May 1, 2010. Interest is payable semi-annually on May 1 and November 1.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     The above agreements have certain restrictive covenants including limitations on cash dividends, treasury stock purchases and capital expenditures and minimum requirements for interest coverage and leverage ratios. The amount of cash dividends and treasury stock purchases, other than in relation to stock option exercises, the Company may incur in each fiscal year is restricted to the greater of $2,500,000 or 50% of the Company's consolidated net income for the immediately preceding fiscal year, plus a portion of any unused amounts from the preceding fiscal year.

     The Company has $59,691,000 of 6.50% Convertible Subordinated Notes Due 2003 (Subordinated Notes). The Subordinated Notes are due on September 1, 2003, and bear interest at 6.50%, payable semi-annually on March 1 and September 1 and are convertible into common stock at a rate of $27.25 per share. Holders may convert at any time until maturity and the Company may call for redemption at a price ranging from the current price of 101.09% to 100% in fiscal 2003 and thereafter. The Subordinated Notes are subordinated to all other indebtedness of the Company.

     The Company's other debt primarily consists of unsecured non-U.S. bank lines of credit with interest rates ranging from 4.00% to 8.00%.

     Aggregate principal payments of long-term debt, for the five years subsequent to August 31, 2001, are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2002........................................................     $ 17,669
2003........................................................       53,351
2004........................................................       65,380
2005........................................................        5,563
2006........................................................        5,548
2007 and thereafter.........................................      111,383
                                                                 --------
Total.......................................................     $258,894
                                                                 ========

NOTE 7 -- RETIREMENT BENEFITS

     The Company sponsors two defined contribution plans covering most U.S. salaried employees and certain U.S. hourly employees. Contributions are made to the plans based on a percentage of eligible amounts contributed by participating employees. The Company also sponsors several defined benefit plans covering all U.S. employees and certain non-U.S. employees. Benefits are based on years of service and employees' compensation or stated amounts for each year of service. The Company's funding policy is consistent with the funding requirements of applicable regulations. At August 31, 2001 and 2000, pension investments included 311,700 shares of the Company's common stock.

     In addition to pension benefits, the Company provides health care and life insurance benefits for certain of its retired U.S. employees. The Company's policy is to fund the cost of these benefits as claims are paid.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     Retirement and other post-retirement plan costs are as follows:

                                                                PENSION BENEFITS
                                                           ---------------------------
                                                            2001      2000      1999
                                                           -------   -------   -------
                                                                 (IN THOUSANDS)
Service cost.............................................  $ 3,602   $ 3,547   $ 3,733
Interest cost............................................    7,278     7,165     7,415
Expected return on plan assets...........................   (7,049)   (6,388)   (6,214)
Amortization of prior service cost.......................      593       557       552
Amortization of transition obligation....................     (202)     (118)     (137)
Recognized net actuarial (gains) losses..................     (148)     (126)      545
                                                           -------   -------   -------
Net periodic benefit cost................................  $ 4,074   $ 4,637   $ 5,894
                                                           =======   =======   =======
Defined contribution cost................................  $ 1,064   $   950   $   917
                                                           =======   =======   =======

                                                                 OTHER BENEFITS
                                                           ---------------------------
                                                            2001      2000      1999
                                                           -------   -------   -------
                                                                 (IN THOUSANDS)
Service cost.............................................  $   275   $   220   $   250
Interest cost............................................    1,650     1,533     1,456
Net amortization.........................................      521       330       253
                                                           -------   -------   -------
Net periodic benefit cost................................  $ 2,446   $ 2,083   $ 1,959
                                                           =======   =======   =======

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     The funded status and amounts recorded in the balance sheet are as follows:

                                                      PENSION BENEFITS       OTHER BENEFITS
                                                     -------------------   -------------------
                                                       2001       2000       2001       2000
                                                     --------   --------   --------   --------
                                                                  (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION:
Beginning of year..................................  $112,560   $119,736   $ 21,123   $ 20,401
Service cost.......................................     3,602      3,547        275        220
Interest cost......................................     7,278      7,165      1,650      1,533
Plan amendments....................................       439          0          0          0
Currency exchange rate impact......................       719     (6,480)         0          0
Actuarial losses (gains)...........................       607     (2,268)     3,555      1,731
Benefit payments...................................    (8,343)    (9,140)    (2,648)    (2,762)
                                                     --------   --------   --------   --------
End of year........................................  $116,862   $112,560   $ 23,955   $ 21,123
                                                     ========   ========   ========   ========
CHANGE IN PLAN ASSETS:
Beginning of year..................................  $ 85,822   $ 77,912   $      0   $      0
Actual return......................................    (5,007)    10,488          0          0
Company contributions..............................     7,116      6,562      2,648      2,762
Benefit payments...................................    (8,343)    (9,140)    (2,648)    (2,762)
                                                     --------   --------   --------   --------
End of year........................................  $ 79,588   $ 85,822   $      0   $      0
                                                     ========   ========   ========   ========
Funded status......................................  $(37,274)  $(26,738)  $(23,955)  $(21,123)
Unrecognized net actuarial losses (gains)..........     8,051     (4,601)     7,307      4,117
Unrecognized transition obligation.................      (817)    (1,016)         0          0
Unamortized prior service cost.....................     2,564      2,721      2,540      2,528
                                                     --------   --------   --------   --------
Amount recognized..................................  $(27,476)  $(29,634)  $(14,108)  $(14,478)
                                                     ========   ========   ========   ========
RECORDED AS FOLLOWS:
Accrued expenses...................................  $ (5,179)  $ (4,900)  $ (2,000)  $ (2,000)
Other long-term liabilities........................   (28,379)   (27,669)   (12,108)   (12,478)
Intangible assets..................................     2,592      2,734          0          0
Accumulated other comprehensive loss...............     3,490        201          0          0
                                                     --------   --------   --------   --------
                                                     $(27,476)  $(29,634)  $(14,108)  $(14,478)
                                                     ========   ========   ========   ========
Deferred tax liability on accumulated other
  comprehensive loss...............................  $ (1,097)  $    (70)  $      0   $      0
                                                     ========   ========   ========   ========

     Pension plans with accumulated (ABO) and projected (PBO) benefit obligations in excess of plan assets:

                                                                2001      2000
                                                              --------   -------
                                                                (IN THOUSANDS)
Accumulated benefit obligations.............................  $ 99,051   $64,623
Projected benefit obligation................................   102,844    66,228
Plan assets.................................................    64,975    35,408

     In 2001 and 2000, $26,352,000 and $24,180,000, respectively, of the unfunded ABO and $27,670,000 and $25,785,000, respectively, of the unfunded PBO relate to the Company's pension plan for its German operation. Funding of pension obligations is not required in Germany.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     Actuarial weighted average assumptions used to determine plan costs and liabilities are as follows:

                                                            PENSION          OTHER
                                                            BENEFITS        BENEFITS
                                                          ------------    ------------
                                                          2001    2000    2001    2000
                                                          ----    ----    ----    ----
WEIGHTED AVERAGE ASSUMPTIONS:
Discount rate...........................................  7.00%   7.00%   7.00%   7.00%
Expected return on plan assets..........................  9.00    9.00     N/A     N/A
Rate of compensation increase...........................  5.50    5.50     N/A     N/A
Health care cost increase...............................   N/A     N/A    6.00    6.00

     The assumed health care trend rate has a significant effect on the amounts reported for health care benefits. A one percentage point change in assumed health care rate would have the following effects:

                                                              INCREASE   DECREASE
                                                              --------   --------
                                                                (IN THOUSANDS)
Service and interest cost...................................   $   97    $   (89)
Postretirement benefit obligation...........................    1,109     (1,045)

NOTE 8 -- INCOME TAXES

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

DEFERRED ASSETS AND LIABILITIES

                                                               2001      2000
                                                              -------   -------
                                                               (IN THOUSANDS)
ASSETS:
  Postretirement benefit obligations........................  $ 5,474   $ 5,781
  Net operating loss carryforward...........................    5,914         0
  Advance payments..........................................        0     5,000
  U.S. credit carryforward..................................    1,385     1,084
  Other liabilities.........................................    1,218       827
  Inventory allowances......................................    2,598     1,538
  Warranty reserve..........................................    2,838     2,952
  Insurance reserve.........................................      973     1,012
  Pension benefits..........................................      833     1,149
  Other items...............................................    2,333     5,071
                                                              -------   -------
                                                               23,566    24,414
  Less valuation allowance..................................      893     1,084
                                                              -------   -------
                                                               22,673    23,330
LIABILITIES:
  Tax depreciation in excess of book depreciation...........    7,062     7,050
  Goodwill and purchased asset basis differences............    5,982     4,933
  Other items...............................................      707     2,467
                                                              -------   -------
                                                               13,751    14,450
                                                              -------   -------
  Net deferred tax benefit..................................  $ 8,922   $ 8,880
                                                              =======   =======

EXPENSE

                                                           2001      2000      1999
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
CURRENT:
  U.S. federal..........................................  $ 2,727   $ 4,002   $  (536)
  Non-U.S...............................................    3,925     9,570     6,244
  U.S. state............................................      271       375      (193)
                                                          -------   -------   -------
                                                            6,923    13,947     5,515
DEFERRED:
  U.S. federal..........................................    2,961     1,028       522
  Non-U.S...............................................       49    (4,558)      355
  U.S. state............................................      296        96       255
                                                          -------   -------   -------
                                                            3,306    (3,434)    1,132
                                                          -------   -------   -------
                                                          $10,229   $10,513   $ 6,647
                                                          =======   =======   =======
Tax included in minority interest.......................  $   599   $   838   $   535
                                                          =======   =======   =======
Non U.S. pretax income..................................  $11,270   $14,946   $18,361
                                                          =======   =======   =======

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     A summary of the differences between the effective income tax rate attributable to operations and the statutory rate is as follows:

                                                              2001    2000    1999
                                                              ----    ----    ----
U.S. statutory rate.........................................  35.0%   35.0%   35.0%
U.S. state income taxes, net of U.S. federal tax benefit....   1.2     1.9     2.8
Benefit of realization of non-U.S. loss carryforwards.......     0       0    (3.7)
Foreign Sales Corporation...................................  (4.2)   (1.5)   (2.4)
Non U.S. taxes..............................................  (0.1)     .5     1.1
Other items -- net..........................................   1.2     (.9)    1.2
                                                              ----    ----    ----
                                                              33.1%   35.0%   34.0%
                                                              ====    ====    ====

NOTE 9 -- COMMON SHARES

     The Company sponsors a long-term incentive stock plan to provide for the granting of stock based compensation to officers and other key employees. In addition, the Company sponsors stock option and stock compensation plans for non-employee directors. Under the plans, the stock option price per share may not be less than the fair market value as of the date of grant. For officers and other key employees outstanding grants become exercisable over a three year period, while options for non-employee directors are immediately vested. Proceeds from the sale of shares issued under option arrangements are credited to common shares. The Company makes no charges or credits against earnings with respect to these options.

     Summaries of amounts issued under the stock option plans are presented in the following tables.

STOCK OPTION ACTIVITY

                                                                     WEIGHTED-AVERAGE
                                                           STOCK       OPTION PRICE
                                                          OPTIONS        PER SHARE
                                                         ---------   -----------------
Outstanding at September 1, 1998.......................    839,667        $18.85
  Granted..............................................    165,500         25.16
  Exercised............................................    (95,400)         7.41
  Canceled.............................................     (5,500)        37.50
                                                         ---------        ------
Outstanding at August 31, 1999.........................    904,267         21.11
  Granted..............................................    192,800         21.04
  Exercised............................................    (21,500)        12.24
  Canceled.............................................    (61,667)        25.76
                                                         ---------        ------
Outstanding at August 31, 2000.........................  1,013,900         20.81
  Granted..............................................    143,000         27.81
  Exercised............................................   (130,266)        10.10
  Canceled.............................................    (10,500)        26.30
                                                         ---------        ------
Outstanding at August 31, 2001.........................  1,016,134        $19.20
                                                         =========        ======

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

EXERCISABLE STOCK OPTIONS AT YEAR-END

1999......................................................   577,434
2000......................................................   669,933
2001......................................................   730,081

SHARES AVAILABLE FOR GRANT AT YEAR-END

1999.....................................................   1,334,000
2000.....................................................   1,141,700
2001.....................................................     998,700

COMPONENTS OF OUTSTANDING STOCK OPTIONS AT AUGUST 31, 2001

                               WEIGHTED-AVERAGE
   RANGE OF        NUMBER       CONTRACT LIFE     WEIGHTED-AVERAGE
EXERCISE PRICE   OUTSTANDING       IN YEARS        EXERCISE PRICE
--------------   -----------   ----------------   ----------------
$ 7.75 - 17.50      205,500          3.94              $10.91
 20.88 - 39.50      810,634          8.65               26.04
--------------    ---------          ----              ------
$ 7.75 - 39.50    1,016,134          7.69              $19.20
==============    =========          ====              ======

COMPONENTS OF EXERCISABLE STOCK OPTIONS AT AUGUST 31, 2001

   RANGE OF        NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICE   EXERCISABLE    EXERCISE PRICE
--------------   -----------   ----------------
$ 7.75 - 17.50     205,500          $10.91
 20.88 - 39.50     524,581           26.98
--------------     -------          ------
$ 7.75 - 39.50     730,081          $22.46
==============     =======          ======

     The Company also sponsors a long-term incentive stock plan. Under this plan selected participants receive performance units which convert into a variable number of restricted shares based on a three year measurement of how favorably the total return on Company shares compares to the total shareholder return of the Russell 2000 Company Group (Group). The restricted shares earned range from 75% to 200% of the performance units awarded. The 75% threshold is earned when the Company's return is at the 50th percentile of total shareholder return of the Group and 200% is earned when the Company's return is at the 80th percentile or greater. No restricted shares are earned if the Company's return is less than the median return of the Group. Restricted shares earned under the program are issued to the participants at the end of the three year measurement period and are subject to forfeit if the participant leaves the employment of the Company within the following two years.

     For the three year performance period ended August 31, 1999 no shares were earned. In fiscal year 2000, 64,582 performance units were awarded for the performance period ending August 31, 2002 with a weighted average fair value at the date of grant of $23.50. The Company has estimated the fair value of the restricted shares that will be earned for the performance period ending August 31, 2002 and is recognizing the cost over the restriction period.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     Total compensation expense recognized in the income statement for all stock based awards was $126,000, zero, and ($243,000) for the years ended August 31, 2001, 2000, and 1999, respectively.

     For purposes of pro forma disclosure as required by Statement of Financial Accounting Standard No. 123, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                      2001           2000           1999
                                                    ---------      ---------      ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net income..............................   $19,084        $17,194        $10,808
Pro forma net income per share:
  Basic...........................................      1.73           1.57           0.99
  Diluted.........................................      1.59           1.46           0.99

     Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options granted subsequent to August 31, 1995 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes model with the following weighted-average assumptions:

                                                        2001         2000         1999
                                                      ---------    ---------    ---------
Expected volatility of common stock.................      33.20%       34.70%       35.60%
Risk free interest rate.............................       4.72         6.00         6.25
Dividend yield......................................        .75          .75          .75
Expected life of option.............................   6.90 yrs     6.90 yrs     6.90 yrs
Fair value at grant date............................     $11.49       $10.49       $11.45

     Option valuation models, such as the Black-Scholes model, were developed for use in estimating the fair value of traded options which have no vesting restrictions and are freely transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, existing models do not provide a reliable single measure of the fair value of its stock options.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

NOTE 10 -- NET INCOME PER SHARE

     The following table sets forth the computation of basic and diluted net income per share:

                                                      2001           2000           1999
                                                    ---------      ---------      ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
NUMERATOR:
  Basic:
     Net income...................................   $19,631        $18,056        $11,849
  Effect of dilutive securities:
     Convertible debt interest....................     2,328          2,438          2,535
                                                     -------        -------        -------
  Income attributable to diluted shares...........   $21,959        $20,494        $14,384
                                                     =======        =======        =======
DENOMINATOR:
  Basic:
     Weighted average shares......................    11,050         10,946         10,930
  Effect of dilutive securities:
     Convertible debt.............................     2,190          2,297          2,385
     Dilutive options and restricted shares.......       225            173            220
                                                     -------        -------        -------
  Diluted.........................................    13,465         13,416         13,535
                                                     =======        =======        =======
NET INCOME PER SHARE:
  Basic:..........................................   $  1.78        $  1.65        $  1.08
  Diluted:........................................   $  1.63        $  1.53        $  1.06

NOTE 11 -- BUSINESS SEGMENTS AND GEOGRAPHIC INFORMATION

     The Company's operations are aggregated into two reportable business segments: Process Systems and Energy Systems. The Process Systems segment provides a wide range of systems, parts and services for process applications in the pharmaceutical, specialty chemical, agri-chemical, wastewater treatment, food and beverage and pulp and paper industries. The products and services relate to glass-lined reactor systems and storage vessels, fluoropolymer products and accessories, mixing and turbine agitation equipment and progressing cavity pump products. The Energy Systems segment provides products and services for oil and gas exploration and production applications. The products and services relate to power sections for directional drilling applications, progressing cavity pumps used in artificial lift applications, wellhead equipment, pipeline closures, rod guides and valves.

     The Company evaluates performance and allocates resources based on EBIT. Identifiable assets by business segment include all assets directly identified with those operations. Corporate assets consist mostly of cash and intangible assets. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for U.S. inventory on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     The following tables provide information about the reportable segments.

                                                             2001        2000        1999
                                                           --------    --------    --------
                                                                    (IN THOUSANDS)
UNAFFILIATED CUSTOMER SALES:
  Process Systems(1).....................................  $311,996    $318,569    $335,648
  Energy Systems(2)......................................   113,906      88,145      64,494
                                                           --------    --------    --------
  Total..................................................  $425,902    $406,714    $400,142
                                                           ========    ========    ========
INTERSEGMENT SALES:
  Process Systems(1).....................................  $    883    $  1,954    $  1,515
  Energy Systems(2)......................................         0           0           0
  Corporate and Eliminations.............................      (883)     (1,954)     (1,515)
                                                           --------    --------    --------
  Total..................................................  $      0    $      0    $      0
                                                           ========    ========    ========
DEPRECIATION AND AMORTIZATION:
  Process Systems(1).....................................  $ 16,204    $ 16,481    $ 16,223
  Energy Systems(2)......................................     7,260       7,005       7,233
  Corporate and Eliminations.............................       884         884       1,065
                                                           --------    --------    --------
  Total..................................................  $ 24,348    $ 24,370    $ 24,521
                                                           ========    ========    ========
EBIT:
  Process Systems(1)(3)..................................  $ 25,794    $ 36,455    $ 42,001
  Energy Systems(2)(4)...................................    26,078      16,130       1,097
  Corporate and Eliminations(5)..........................    (8,636)     (9,013)     (9,810)
                                                           --------    --------    --------
  Total..................................................  $ 43,236    $ 43,572    $ 33,288
                                                           ========    ========    ========
IDENTIFIABLE ASSETS:
  Process Systems(1).....................................  $488,053    $337,953    $337,037
  Energy Systems(2)......................................   142,674     135,278     130,479
  Corporate and Eliminations.............................    29,533      22,448      26,336
                                                           --------    --------    --------
  Total..................................................  $660,260    $495,679    $493,852
                                                           ========    ========    ========
CAPITAL EXPENDITURES:
  Process Systems(1).....................................  $ 14,326    $ 15,102    $  8,011
  Energy Systems(2)......................................     5,805       4,660       3,462
  Corporate and Eliminations.............................        69          80         139
                                                           --------    --------    --------
  Total..................................................  $ 20,200    $ 19,842    $ 11,612
                                                           ========    ========    ========

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     Information about the Company's operations in different geographical regions is presented below. The Company's primary operations are in the U.S. and Europe. Sales are attributed to countries based on the location of the customer.

                                                                2001       2000       1999
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
SALES(1)(2):
  United States.............................................  $234,007   $211,329   $214,624
  Europe....................................................    93,358    101,548    116,120
  Other North America.......................................    49,714     48,916     33,385
  South America.............................................    11,699     13,508     16,961
  Asia......................................................    37,124     31,413     19,052
                                                              --------   --------   --------
                                                              $425,902   $406,714   $400,142
                                                              ========   ========   ========
IDENTIFIABLE ASSETS:
  United States.............................................  $326,334   $310,798   $309,258
  Europe....................................................   233,191    106,060    107,011
  Other North America.......................................    38,418     31,983     27,020
  South America.............................................     6,861      4,077      4,184
  Asia......................................................    25,923     20,313     20,154
  Corporate.................................................    29,533     22,448     26,225
                                                              --------   --------   --------
                                                              $660,260   $495,679   $493,852
                                                              ========   ========   ========

---------------

(1) Includes the balance sheet of Romaco on the acquisition date of August 31, 2001 and the operations of other acquisitions from the respective dates of their acquisition: GMM -- July 19, 1999, Chemineer de Mexico -- June 30, 1999 and UGE -- December 1, 1998.

(2) Includes the operation of acquisitions from the respective dates of their acquisition: Rodec -- December 12, 2000 and ABI -- June 12, 2001.

(3) Fiscal year 2001 includes one-time costs of $2,392,000 related to the Company's Global Reorganization Program. Fiscal year 2000 includes a $500,000 charge related to Universal Glasteel Equipment, Inc., and fiscal year 1999 includes $1,200,000 of one-time severance and early retirement costs for fixed cost reductions at Moyno and Chemineer.

(4) Includes charges of $409,000 and $4,769,000 in fiscal year 2000 and 1999, respectively, for the closure of the Fairfield, California manufacturing facility. Fiscal year 2000 includes a $918,000 gain on the sale of the Fairfield facility.

(5) Fiscal year 2001 include one-time costs of $100,000 for the Company Global Reorganization Program.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

NOTE 12 -- QUARTERLY DATA (UNAUDITED)

                                                        2001 QUARTERS
                                           ----------------------------------------
                                             1ST       2ND       3RD(1)      4TH       TOTAL
                                           -------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales....................................  $96,027   $104,244   $113,177   $112,454   $425,902
Gross profit.............................   33,190     34,938     36,373     36,233    140,734
EBIT.....................................   10,229     10,504      9,854     12,649     43,236
Income before income taxes and minority
  interest...............................    7,325      7,445      6,685      9,469     30,924
Net income...............................    4,584      4,639      4,101      6,307     19,631
Net income per share:
  Basic..................................  $  0.42   $   0.42   $   0.37   $   0.57   $   1.78
  Diluted................................     0.39       0.39       0.35       0.51       1.63
Weighted average common shares:
  Basic..................................   10,973     11,014     11,090     11,116     11,050
  Diluted................................   13,372     13,411     13,475     13,524     13,465

                                                        2000 QUARTERS
                                           ----------------------------------------
                                             1ST       2ND        3RD       4TH(2)     TOTAL
                                           -------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales....................................  $93,499   $ 95,770   $104,303   $113,142   $406,714
Gross profit.............................   31,452     33,806     37,085     37,891    140,234
EBIT.....................................    8,465      9,310     12,277     13,520     43,572
Income before income taxes and minority
  interest...............................    5,218      5,991      8,799     10,033     30,041
Net income...............................    3,066      3,431      5,374      6,185     18,056
Net income per share:
  Basic..................................  $  0.28   $   0.31   $   0.49   $   0.56   $   1.65
  Diluted................................     0.27       0.30       0.45       0.51       1.53
Weighted average common shares:
  Basic..................................   10,945     10,938     10,948     10,951     10,946
  Diluted................................   13,519     13,451     13,424     13,326     13,416

---------------

(1) The third quarter of fiscal year 2001 includes one time costs of $2,400,000 for the Company's Global Reorganization Program.

(2) The fourth quarter of fiscal year 2000 includes a $918,000 gain on the sale of the Company's Fairfield, CA facility, and a one time charge of $500,000 related to Universal Glasteel Equipment, Inc.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                      CONSOLIDATED CONDENSED BALANCE SHEET

                                                              FEBRUARY 28,   AUGUST 31,
                                                                  2002          2001
                                                              ------------   ----------
                                                              (UNAUDITED)
                                                                   (IN THOUSANDS)
ASSETS:
Current Assets
  Cash and cash equivalents.................................   $  10,307     $  16,122
  Accounts receivable.......................................      98,722       105,294
  Inventories:
     Finished products......................................      27,764        35,638
     Work in process........................................      30,137        37,290
     Raw materials..........................................      47,260        44,049
                                                               ---------     ---------
                                                                 105,161       116,977
  Other current assets......................................      14,131        13,084
  Deferred taxes............................................      15,891        16,336
                                                               ---------     ---------
       Total Current Assets.................................     244,212       267,813
Goodwill....................................................     253,230       220,648
Other Intangible Assets.....................................      16,602        14,799
Other Assets................................................       8,148         7,603
Property, Plant and Equipment...............................     249,674       252,933
  Less accumulated depreciation.............................    (109,664)     (103,536)
                                                               ---------     ---------
                                                                 140,010       149,397
                                                               ---------     ---------
                                                               $ 662,202     $ 660,260
                                                               =========     =========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current Liabilities
  Accounts payable..........................................   $  37,352     $  43,018
  Accrued expenses..........................................      74,693        88,560
  Current portion of long-term debt.........................       9,019        17,669
                                                               ---------     ---------
       Total Current Liabilities............................     121,064       149,247
Long-Term Debt -- Less Current Portion......................     268,072       241,225
Deferred Taxes..............................................       7,850         7,414
Other Long-Term Liabilities.................................      53,428        56,420
Minority Interest...........................................       7,995         8,052
Shareholders' Equity
  Common shares.............................................      48,118        46,333
  Retained earnings.........................................     173,178       164,864
  Accumulated other comprehensive loss......................     (17,503)      (13,295)
                                                               ---------     ---------
       Total Shareholders' Equity...........................     203,793       197,902
                                                               ---------     ---------
                                                               $ 662,202     $ 660,260
                                                               =========     =========

See Notes to Consolidated Condensed Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                    CONSOLIDATED CONDENSED INCOME STATEMENT

                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                        FEBRUARY 28,          FEBRUARY 28,
                                                     -------------------   -------------------
                                                       2002       2001       2002       2001
                                                     --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                    (UNAUDITED)
Sales..............................................  $130,002   $104,244   $269,389   $200,271
Cost of sales......................................    86,480     69,306    178,923    132,143
                                                     --------   --------   --------   --------
Gross profit.......................................    43,522     34,938     90,466     68,128
Selling, general and administrative expenses.......    31,672     22,443     65,433     43,492
Amortization expense...............................       623      2,016      1,181      3,928
Other..............................................         0        (25)         0        (25)
                                                     --------   --------   --------   --------
Income before interest and income taxes............    11,227     10,504     23,852     20,733
Interest expense...................................     4,566      3,059      8,619      5,963
                                                     --------   --------   --------   --------
Income before income taxes and minority interest...     6,661      7,445     15,233     14,770
Income tax expense.................................     2,228      2,531      5,100      5,020
Minority interest..................................       263        275        522        527
                                                     --------   --------   --------   --------
Net income.........................................  $  4,170   $  4,639   $  9,611   $  9,223
                                                     ========   ========   ========   ========
Net income per share:
  Basic............................................  $   0.35   $   0.42   $   0.81   $   0.84
                                                     ========   ========   ========   ========
  Diluted..........................................  $   0.34   $   0.39   $   0.76   $   0.78
                                                     ========   ========   ========   ========
Dividends per share:
  Declared.........................................  $  0.055   $  0.055   $  0.110   $  0.110
                                                     ========   ========   ========   ========
  Paid.............................................  $  0.055   $  0.055   $  0.110   $  0.110
                                                     ========   ========   ========   ========

See Notes to Consolidated Condensed Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

                   CONSOLIDATED CONDENSED CASH FLOW STATEMENT

                                                               SIX MONTHS ENDED
                                                                 FEBRUARY 28,
                                                              -------------------
                                                                2002       2001
                                                              --------   --------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
OPERATING ACTIVITIES:
  Net income................................................  $  9,611   $  9,223
  Adjustments to reconcile net income to net cash and cash
     equivalents provided by operating activities:
       Depreciation.........................................    10,441      8,235
       Amortization.........................................     1,181      3,928
       Deferred taxes.......................................      (571)         0
       Performance stock awards.............................       125          0
       Changes in operating assets and liabilities:
          Accounts receivable...............................     4,144      1,859
          Inventories.......................................     8,851     (6,416)
          Accounts payable..................................    (4,692)    (3,011)
          Accrued expenses..................................   (12,287)    (5,971)
          Other.............................................    (1,491)      (684)
                                                              --------   --------
Net cash and cash equivalents provided by operating
  activities................................................    15,312      7,163
INVESTING ACTIVITIES:
  Capital expenditures, net of nominal disposals............    (9,625)    (7,550)
  Proceeds from sale of equipment...........................     4,200          0
  Amended credit agreement fees.............................    (1,871)         0
  Romaco earnout payment and acquisition costs..............   (18,919)         0
  Purchase of Rodec.........................................         0     (2,763)
                                                              --------   --------
Net cash and cash equivalents used by investing
activities..................................................   (26,215)   (10,313)
FINANCING ACTIVITIES:
  Proceeds from debt borrowings.............................    42,362     21,636
  Payments of long-term debt................................   (37,637)   (16,855)
  Proceeds from sale of common stock........................     1,660      1,517
  Dividends paid............................................    (1,297)    (1,208)
                                                              --------   --------
Net cash and cash equivalents provided by financing
  activities................................................     5,088      5,090
                                                              --------   --------
(Decrease) increase in cash and cash equivalents............    (5,815)     1,940
Cash and cash equivalents at beginning of period............    16,122     11,244
                                                              --------   --------
Cash and cash equivalents at end of period..................  $ 10,307   $ 13,184
                                                              ========   ========

See Notes to Consolidated Condensed Financial Statements

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

                               FEBRUARY 28, 2002
                                  (UNAUDITED)

NOTE 1 -- PREPARATION OF FINANCIAL STATEMENTS

     In the opinion of management, the accompanying unaudited consolidated condensed financial statements of Robbins & Myers, Inc. and subsidiaries (Company) contain all adjustments, consisting of normally recurring items, necessary to present fairly the financial condition of the Company and its subsidiaries as of February 28, 2002 and August 31, 2001, the results of their operations for the three-and six-month periods ended February 28, 2002 and 2001, and their cash flows for the six-month periods ended February 28, 2002 and 2001. All intercompany transactions have been eliminated. Certain amounts in the prior period financial statements have been reclassified to conform to the current year presentation.

NOTE 2 -- BUSINESS ACQUISITIONS

     On August 31, 2001, the Company purchased the stock of Romaco N.V., a Netherland Antilles corporation (Romaco). The results of Romaco are not included in the Company's Consolidated Condensed Income Statement for the three- and six-month periods ended February 28, 2001. Following are the unaudited pro forma consolidated results of operations of the Company assuming the acquisition of Romaco had occurred at the beginning of fiscal year 2001. In preparing the pro forma data, adjustments have been made to the historical financial information. These are primarily interest costs related to financing the transaction, adjustments to corporate costs and income taxes. There is no amortization of the Romaco goodwill included in the pro forma amounts.

                                               THREE MONTHS ENDED   SIX MONTHS ENDED
                                               FEBRUARY 28, 2001    FEBRUARY 28, 2001
                                               ------------------   -----------------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales........................................       $141,103            $274,774
Net income...................................          5,687              11,447
Basic net income per share...................           0.49                0.99
Diluted net income per share.................           0.45                0.90

NOTE 3 -- NEW ACCOUNTING PRONOUNCEMENT

     As of September 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill be separately disclosed from other intangible assets in the statement of financial position, and no longer be amortized, but tested for impairment on a periodic basis. The provisions of this accounting standard also require the completion of a transitional impairment test within six months of adoption. There were no indicators of impairment identified by the Company as a result of the transitional impairment test.

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

     In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective September 1, 2001. A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect follows:

                                               THREE MONTHS ENDED   SIX MONTHS ENDED
                                               FEBRUARY 28, 2001    FEBRUARY 28, 2001
                                               ------------------   -----------------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Reported net income..........................        $4,639              $ 9,223
Goodwill amortization, net of tax............           842                1,684
                                                     ------              -------
Adjusted net income..........................        $5,481              $10,907
                                                     ======              =======
Basic earnings per common share
  Reported net income........................        $ 0.42              $  0.84
  Goodwill amortization, net of tax..........          0.07                 0.14
                                                     ------              -------
  Adjusted net income........................        $ 0.49              $  0.98
                                                     ======              =======
Diluted earnings per common share
  Reported net income........................        $ 0.39              $  0.78
  Goodwill amortization, net of tax..........          0.06                 0.12
                                                     ------              -------
  Adjusted net income........................        $ 0.45              $  0.90
                                                     ======              =======

NOTE 4 -- GOODWILL AND OTHER INTANGIBLE ASSETS

     Changes in the carrying amount of goodwill for the six-month period ended February 28, 2002, by operating segment, are as follows:

                                       PHARMACEUTICAL   ENERGY    INDUSTRIAL
                                          SEGMENT       SEGMENT    SEGMENT      TOTAL
                                       --------------   -------   ----------   --------
                                                        (IN THOUSANDS)
Balance as of September 1, 2001......     $110,159      $68,026    $42,463     $220,648
Goodwill acquired during the
  period.............................       34,969           0           0       34,969
Translation adjustments and other....       (2,450)       (173)        236       (2,387)
                                          --------      -------    -------     --------
Balance as of February 28, 2002......     $142,678      $67,853    $42,699     $253,230
                                          ========      =======    =======     ========

     During the quarter ended February 28, 2002, the Company recorded the earnout consideration payment to the former owner of Romaco. The earnout consideration was $32,100,000 and was paid half in cash and half in a 10.00% five-year subordinated note. The amount of the earnout consideration was recorded as an increase to goodwill. The portion of the earnout consideration that was paid with the 10.00% subordinated note is a non-cash transaction and is therefore not reflected on the Company's Consolidated Condensed Statement of Cash Flows.

     As required by SFAS No. 142, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified. As a result of the Company's analysis, $3,100,000 of acquisition

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES
costs were transferred to goodwill as of September 1, 2001. Information regarding the Company's other intangible assets is as follows:

                                    AS OF FEBRUARY 28, 2002              AS OF AUGUST 31, 2001
                               ---------------------------------   ---------------------------------
                               CARRYING   ACCUMULATED              CARRYING   ACCUMULATED
                                AMOUNT    AMORTIZATION     NET      AMOUNT    AMORTIZATION     NET
                               --------   ------------   -------   --------   ------------   -------
                                                          (IN THOUSANDS)
Patents and trademarks.......  $ 6,938      $ 1,081      $ 5,857   $ 6,662      $   708      $ 5,954
Non-compete agreements.......   10,734        7,481        3,253    10,655        7,016        3,639
Financing costs..............    6,611        3,007        3,604     4,740        2,697        2,043
Pension intangible...........    2,592            0        2,592     2,592            0        2,592
Other........................    2,470        1,174        1,296     1,705        1,134          571
                               -------      -------      -------   -------      -------      -------
Total........................  $29,345      $12,743      $16,602   $26,354      $11,555      $14,799
                               =======      =======      =======   =======      =======      =======

NOTE 5 -- NET INCOME PER SHARE

                                                            THREE MONTHS            SIX MONTHS
                                                               ENDED                  ENDED
                                                            FEBRUARY 28,           FEBRUARY 28,
                                                         ------------------    --------------------
                                                          2002       2001        2002        2001
                                                         -------    -------    --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NUMERATOR:
  Basic:
     Net income........................................  $4,170     $4,639     $ 9,611     $ 9,223
     Effect of dilutive securities:
       Convertible debt interest.......................     582        582       1,164       1,164
                                                         ------     ------     -------     -------
  Income attributable to diluted shares................  $4,752     $5,221     $10,775     $10,387
                                                         ======     ======     =======     =======
DENOMINATOR:
  Basic:
     Weighted average shares...........................  11,832     11,014      11,802      10,991
     Effect of dilutive securities:
       Convertible debt................................   2,191      2,191       2,191       2,191
       Dilutive options and restricted shares..........      92        206         121         206
                                                         ------     ------     -------     -------
  Diluted shares.......................................  14,115     13,411      14,114      13,388
                                                         ======     ======     =======     =======
Basic net income per share.............................  $ 0.35     $ 0.42     $  0.81     $  0.84
                                                         ======     ======     =======     =======
Diluted net income per share...........................  $ 0.34     $ 0.39     $  0.76     $  0.78
                                                         ======     ======     =======     =======

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES

NOTE 6 -- LONG-TERM DEBT

                                                              FEBRUARY 28, 2002
                                                              -----------------
                                                               (IN THOUSANDS)
Senior debt:
  Revolving credit loan.....................................      $ 79,197
  Senior notes..............................................       100,000
  Other.....................................................        19,918
10.00% Subordinated notes...................................        18,285
6.50% Convertible Subordinated notes........................        59,691
                                                                  --------
Total debt..................................................       277,091
Less current portion........................................         9,019
                                                                  --------
                                                                  $268,072
                                                                  ========

     The Company entered into a Second Amended and Restated Credit Agreement (Agreement) on January 9, 2002. The Agreement provides that the Company may borrow on a revolving credit basis up to a maximum of $180,000,000. All outstanding amounts under the Agreement are due and payable on January 9, 2005. Interest is variable based upon formulas tied to LIBOR or prime, at the Company's option, and is payable at least quarterly. At February 28, 2002, the weighted average interest rate for amounts outstanding under the Agreement was 4.86%. Indebtedness under the Agreement is unsecured, except for guarantees by the Company's U.S. subsidiaries, the pledge of the stock of the Company's U.S. subsidiaries and the pledge of the stock of certain non-U.S. subsidiaries. The Company has available borrowings of approximately $25,000,000 under the Agreement.

     The Company has $100,000,000 of Senior Notes (Senior Notes) issued in two series. Series A in the principal amount of $70,000,000 has an interest rate of 6.76% and is due May 1, 2008, and Series B in the principal amount of $30,000,000 has an interest rate of 6.84% and is due May 1, 2010. Interest is payable semi-annually on May 1 and November 1.

     The above agreements have certain restrictive covenants including limitations on cash dividends, treasury stock purchases and capital expenditures, and minimum requirements for interest coverage and leverage ratios. The amount of cash dividends and treasury stock purchases, other than in relation to stock option exercises, the Company may incur in each fiscal year is restricted to the greater of $3,500,000 or 50% of the Company's consolidated net income for the immediately preceding fiscal year, plus a portion of any unused amounts from the preceding fiscal year.

     The Company has $18,285,000 of 10.00% Subordinated Notes (Subordinated Notes) issued to the former owner of Romaco. The Subordinated Notes are due in 2006 and 2007 and interest is payable quarterly.

     The Company has $59,691,000 of 6.50% Convertible Subordinated Notes Due 2003 (Convertible Subordinated Notes). The Convertible Subordinated Notes are due on September 1, 2003, and bear interest at 6.50%, payable semi-annually on March 1 and September 1 and are convertible into common stock at a rate of $27.25 per share. Holders may convert at any time until maturity and the Company may call for redemption at a price ranging from the current price of 101.09% to 100%

                     ROBBINS & MYERS, INC. AND SUBSIDIARIES
in fiscal 2003 and thereafter. The Convertible Subordinated Notes and the Subordinated Notes are subordinated to all other indebtedness of the Company.

     The Company's other debt primarily consists of unsecured non-U.S. bank lines of credit with interest rates ranging from 4.00% to 8.00%.

NOTE 7 -- INCOME TAXES

     The estimated annual effective tax rate was 33.5% for the three- and six-month periods ended February 28, 2002 and 34.0% for the three- and six-month periods ended February 28, 2001.

NOTE 8 -- COMPREHENSIVE INCOME

                                                    THREE MONTHS         SIX MONTHS
                                                        ENDED              ENDED
                                                    FEBRUARY 28,        FEBRUARY 28,
                                                  -----------------   ----------------
                                                   2002       2001     2002      2001
                                                  -------    ------   -------   ------
                                                             (IN THOUSANDS)
Net income......................................  $ 4,170    $4,639   $ 9,611   $9,223
Other comprehensive income:
  Foreign currency translation..................   (1,962)    1,338    (4,208)    (814)
                                                  -------    ------   -------   ------
Comprehensive income............................  $ 2,208    $5,977   $ 5,403   $8,409
                                                  =======    ======   =======   ======

NOTE 9 -- BUSINESS SEGMENTS

     Sales and Income before Interest and Taxes (EBIT) by operating segment is presented in the following table. As a result of the acquisition of Romaco on August 31, 2001, the Company reorganized resulting in the Company's operations being aggregated into three reportable operating segments: Pharmaceutical, Industrial and Energy. The amounts presented for fiscal 2001 have been restated to reflect this reorganization.

                                             THREE MONTHS ENDED     SIX MONTHS ENDED
                                                FEBRUARY 28,          FEBRUARY 28,
                                             -------------------   -------------------
                                               2002       2001       2002       2001
                                             --------   --------   --------   --------
                                                          (IN THOUSANDS)
UNAFFILIATED CUSTOMER SALES:
  Pharmaceutical...........................  $ 79,578   $ 42,542   $162,783   $ 82,118
  Industrial...............................    27,727     33,236     60,170     64,206
  Energy...................................    22,697     28,466     46,436     53,947
                                             --------   --------   --------   --------
     Total.................................  $130,002   $104,244   $269,389   $200,271
                                             ========   ========   ========   ========
EBIT:
  Pharmaceutical...........................  $  9,156   $  3,991   $ 17,353   $  8,345
  Industrial...............................       463      2,168      2,733      4,420
  Energy...................................     4,278      6,788      9,090     12,645
  Corporate and eliminations...............    (2,670)    (2,443)    (5,324)    (4,677)
                                             --------   --------   --------   --------
     Total.................................  $ 11,227   $ 10,504   $ 23,852   $ 20,733
                                             ========   ========   ========   ========

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